UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             Registration Statement under the Securities Act of 1933


                               TRAVELNOW.COM INC.
                               ------------------
                  (Name of small business issuer in its charter)


          Florida                          4700                  59-3391244
          -------                          ----                  ----------
(State or jurisdiction of      (Primary standard Industrial   (I.R.S. Employer
Incorporation or organization)  classification Code Number)  Identification No.)


                        318 Park Central East - Suite 306
                           Springfield, Missouri 65806
                                 (417) 864-3600
                                 --------------
                         (Address and telephone number of
          principal executive offices and principal place of business)



                                   Jeff Wasson
                        318 Park Central East - Suite 306
                           Springfield, Missouri 65806
                                 (417) 864-3600
                                 --------------
             (Name, address and telephone number of agent for service)




                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                                Kevin R. Sweeney
                           Shook, Hardy & Bacon L.L.P.
                         1010 Grand Boulevard, 5th Floor
                           Kansas City, Missouri 64105
                                 (816) 474-6550
                                 --------------

                Approximate date of proposed sale to the public:
     From time to time after effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number or the earlier effective registration statement for the same offering. [____]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [____]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [____]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [____]


                                          CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
Title of Each class of               Amount           Proposed Maximum           Proposed Maximum            Amount of
Securities to be registered     to be registered   Offering Price per unit  Aggregate Offering Price(1)  Registration Fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock offered for
sale by selling security holders    510,000                 $10.88(2)              $5,548,800                $1,464.88
-------------------------------------------------------------------------------------------------------------------------
Total Registration Fee
-------------------------------------------------------------------------------------------------------------------------





----------

1. Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(c) under the Securities Act.

2. Pursuant to the average of the bid and asked price for the referenced common stock per the OTC Bulletin Board on February 2, 2000.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2000

                                   PROSPECTUS

                               TRAVELNOW.COM INC.

                         510,000 SHARES OF COMMON STOCK

TravelNow.com Inc. ("TravelNow"), a Florida corporation, is registering 510,000 shares of its common stock for resale in the open-market by two minority shareholders, Raptor Global Portfolio, Ltd. and ALTAR Rock Fund, L.P., on and after the effective date of this registration statement and from time to time thereafter. See "Selling Security Holders." All of such shares to be sold were acquired directly by Raptor Global Portfolio, Ltd. and ALTAR Rock Fund, L.P. from us in connection with a private placement offering of our convertible preferred stock on January 5, 2000. The convertible preferred stock automatically converts into our common stock on the effective date of this registration statement, effective on the immediately preceding business day. We will not receive any proceeds from the sale of the shares covered by this registration statement by the Tudor Entities (as defined below).

Both selling security holders will sell their shares at the then current market price or in privately negotiated transactions at prices to be negotiated at that time. We will not receive any proceeds from the sale of the shares covered by this registration statement.

Our common stock is currently traded on the OTC Bulletin Board under the symbol "TNOW." We have filed an application for trading privileges on the Nasdaq SmallCap Market under the symbol "TNOW" and we expect that our common stock will be traded on the Nasdaq SmallCap Market prior to the effective date of this prospectus.

Our business is subject to many risks and an investment in our common stock will also involve significant risks. You should carefully consider the various "Risk Factors" described beginning on page 2 before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The Date of This Prospectus is February __, 2000.

                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----
PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY..........................................................-1-

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............................-2-

RISK FACTORS................................................................-2-

USE OF PROCEEDS............................................................-10-

DETERMINATION OF OFFERING PRICE............................................-10-

SELLING SECURITY HOLDERS...................................................-10-

PLAN OF DISTRIBUTION.......................................................-11-

LEGAL PROCEEDINGS..........................................................-12-

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A)
         OF THE EXCHANGE ACT...............................................-13-

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT....................................................-14-

DESCRIPTION OF SECURITIES..................................................-16-

DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES....................-17-

ORGANIZATION WITHIN LAST FIVE YEARS........................................-17-

DESCRIPTION OF BUSINESS....................................................-18-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................-25-

DESCRIPTION OF PROPERTY....................................................-34-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................-34-

                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----

EXECUTIVE COMPENSATION.....................................................-35-

LEGAL OPINION..............................................................-40-

EXPERTS....................................................................-40-

CHANGES IN AND DISAGREEMENTS WITH
         ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURE.................-40-

FINANCIAL STATEMENTS.......................................................F-1



PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................II-1

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.......................II-1

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES...........................II-2

ITEM 27. EXHIBITS .........................................................II-5

UNDERTAKINGS...............................................................II-6

                               PROSPECTUS SUMMARY

     This summary highlights selected          Our business methodology, which
information from this document and        is to present travel availability and
may not contain all of the                fare information without the
information that is important to you.     intervention of a third party,
To understand the terms of our common     requires a user friendly interface
stock, you should carefully read this     permitting quick and easy access to
entire prospectus, including the          travel information on an
financial statements and the notes        individualized basis. This
thereto.                                  methodology reduces labor costs when
                                          contrasted with a traditional travel
     We are an Internet-based travel      service and results in a customer
services company which provides           base that enables us to negotiate
online travel information and             favorable contracts with travel
reservations to our customers on a        suppliers and providers of travel
worldwide basis. Our web site             information, resulting in reduced
(www.travelnow.com) gives customers       travel costs and increased customer
real-time access to hotel, car and        traffic.
airline information regarding
schedules, availability and rates and          Our customers are normally not
enables the booking of reservations       charged directly by us for booking
on an automated basis. In addition to     travel accommodations on our web
our reservation and ticketing             site. Our primary source of revenue
services, we offer discounted and         is commission income. Travel
promotional fares, travel news and        suppliers, such as hotel chains and
destination information such as maps      car rental companies, pay commissions
and weather forecasts.                    to TravelNow when travel
                                          accommodations booked through us are
     We initially offered online          utilized by our customers.
hotel bookings in May 1995 as the
first unbiased online source of hotel
data. We have grown into a full
service travel system with access to
over 40,000 hotel properties, 60 car
rental companies and 500 airlines.
European rail passes are also
available. These and other services,
collectively referred to as "travel
accommodations," are all available to
customers on our web site.


The offering
------------

Common Stock Offered ......................... 510,000 shares of common stock.
                                               See "Description of Securities."

Shares of Common Stock Outstanding ........... 10,349,304

Use of Proceeds .............................. We will not receive any proceeds from the sale of the common stock
                                               by the selling security holders.

Common Stock Trading Symbol .................. OTC Bulletin Board:
                                               TNOW

Method of Distribution ....................... To be sold from time to time in open-market or privately
                                               negotiated transactions.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement on Form SB-2, including all documents incorporated by reference, includes "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, and we desire to take advantage of the "safe harbor" provisions thereof. Therefore, we are including this statement for the express purpose of availing ourselves of the protections of such safe harbor with respect to all of such forward-looking statements. The forward-looking statements in this registration statement reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including specifically the (1) absence of significant revenues,
(2) a history of losses, (3) no assurance that technology can be completed or that its completion will not be delayed, (4) significant competition, (5) the uncertainty of patent and proprietary rights, (6) possible adverse effects of future sales of shares on the market, and (7) those other risks and uncertainties discussed herein, that could cause actual results to differ materially from historical results or those anticipated. In this registration statement, the words "anticipates," "believes," "expects," "intends," "future," and similar expressions identify certain of the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before you decide to buy our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these presently unknown or immaterial risks or any of the following risks could materially and adversely affect our business, operating results and financial condition and could result in a partial or complete loss of your investment.

Our business and prospects are difficult to evaluate because we have a limited operating history.
------------------------------------------------------------------------------

     Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets such as online commerce.

     There can be no assurance that we will continue to be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business, operating results and financial condition. We incurred a net operating loss during the fiscal year ending March 31, 1998 of $29,079 and a net operating profit during the six (6) months ended September 30, 1998 of $129,583. We had net operating income during the fiscal year ending March 31, 1999 of $27,484 and a net operating loss during the six (6) months ended September 30, 1999 of $700,764, including a $650,000 non-cash charge for stock-based compensation. We had stockholders' equity of $412,335 as of September 30, 1999.

There is no assurance that financial results will show a profit.
----------------------------------------------------------------

     As a result of our limited operating history in online commerce and the emerging nature of the markets in which we compete, we are unable to accurately forecast our revenues.

     During the last two fiscal years ending in March 31, 1999, we invested approximately $195,000 developing, maintaining and operating our proprietary software. We are currently incurring expenses developing second generation proprietary software to gather data from GDS systems and to present that data to our customers. To this end, we have entered into a consulting agreement with a consulting firm and have hired personnel necessary to complete this endeavor, including a database administrator. We have estimated these development expenses through the time of implementation of this second generation system at approximately $600,000 to $650,000. To the extent expenses for the development of this software are not subsequently followed by increased revenues, our operating results will fluctuate and losses in subsequent quarters could occur. If we are unable to adjust spending in a timely manner to compensate for any unexpected expenses or significant revenue shortfalls, there would be an immediate material adverse effect on our business, operating results and financial condition.

Our income varies depending on the season of the year.
------------------------------------------------------

     We expect that we will experience seasonality in our business corresponding to seasonal fluctuations in the travel industry as well as Internet and commercial online service usage. Historically, we have experienced increases in our business during the January to March time period related to business travel. Further increases have occurred from April through August as a result of both business and leisure travel. A seasonal decline has normally occurred during months of September through December. Seasonality in the travel industry, Internet and commercial online service usage is expected to cause future quarterly fluctuations in our operating results and could have a material adverse effect on our business, operating results and financial condition.

We expect our quarterly operating results to fluctuate.
-------------------------------------------------------

     We expect to experience significant fluctuations in our future quarterly operating results due to a variety of other factors, many of which are outside our control. Factors that may adversely affect our quarterly operating results include, but are not limited to, the following:

     (a) the announcement or introduction of new or enhanced web sites, services and products by our competitors,

     (b) general economic conditions and economic conditions specific to the Internet, online commerce or the travel industry,

     (c) the level of use of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services offered by the Company,

     (d) our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner,

     (e)  the level of traffic on our online sites,

     (f)  technical difficulties, system downtime or Internet brownouts,

     (g) the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure,

     (h)  governmental regulation and

     (i)  unforeseen events affecting the travel industry.

We operate in an extremely competitive market, and our business would suffer if we are unable to compete effectively.
-------------------------------------------------------------------------------

     The online travel services market is new, rapidly evolving and intensely competitive, and we expect such competition to intensify in the future. We compete primarily with traditional travel agencies and other online travel reservation services. In the online travel services market, we compete with other entities that maintain similar commercial web sites, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by Sabre Holdings Corporation, a majority-owned subsidiary of AMR Corporation), TravelWeb (operated by Pegasus Systems, Inc.), GetThere.com, and Preview Travel, among others.

     Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial web sites offering online travel services. In addition to the traditional travel agency channel, most travel suppliers also sell their services directly to customers, typically by telephone. As the market for online travel services grows, we believe that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies and travel industry information providers, will increase their efforts to develop services that compete with our services.

     Many airlines and hotels offer travel services directly through their own web sites, eliminating the need to pay commissions to third parties such as us. We are unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that our online operations will compete successfully with any current or future competitors.

     Certain of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to web site and systems development. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. In particular, Microsoft Corporation has publicly announced its intent to invest heavily in the area of travel technology and services. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and competitive pressures faced by us could have a material adverse effect on our business, operating results and financial condition.

     Our future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and commercial online services as an effective medium of commerce by consumers. For us to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information. Convincing consumers to purchase travel services online may be particularly difficult, as such consumers have traditionally relied on travel agents for advice and recommendations as to destinations and accommodations as well as bookings, and are accustomed to a high degree of human interaction in purchasing travel services.

     Rapid growth in the use of and interest in the web, the Internet and commercial online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as a medium of commerce, particularly for purchases of travel services. Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty and there exist few proven services and products.

     The development of the Internet and commercial online services as a viable commercial marketplace is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure and the development of complementary services and products. If the Internet and commercial online services do not become a viable commercial marketplace, our business, operating results and financial condition will be materially adversely affected.

We must effectively manage rapid growth to be successful.
---------------------------------------------------------

     We have rapidly and significantly expanded our operations, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. We have also recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we will be required to improve existing and implement new transaction-processing, operational, customer service and financial systems, procedures and controls, implement a formal disaster recovery program and expand, train and manage our growing employee base. We also will be required to expand our finance, administrative and operations staff.

     Further, our management will be required to maintain and expand our relationships with various travel service suppliers, other web sites and other web service providers, Internet and commercial online service providers and other third parties necessary to our business. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business, operating results and financial condition could be materially adversely affected.

The loss of key personnel could have an adverse impact on our future development.
--------------------------------------------------------------------

     Our performance is substantially dependent on the continued services and on the performance of our senior management and certain other key personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition. We have employment agreements with our Co-Chief Executive Officers and have separate term life insurance policies in the face amount of $5,000,000 each, with us as the named beneficiary. We also have employment agreements with our Chief Information Officer and Chief Financial Officer and have applied for a separate term life insurance policy for our Chief Information Officer in the face amount of $2,000,000, with us as the named beneficiary. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate qualified software developers, other skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel.

     The failure to retain and attract necessary software developers, technical, managerial, and customer service personnel could have a material adverse effect on our business, operating results and financial condition. Although none of our employees is represented by a labor union, there can be no assurance that our employees will not join or form a labor union or that we will not be required to become a union contract signatory.

We are dependent on our travel suppliers and their willingness to observe customary trade practices of paying commissions.
-------------------------------------------------------------------------

     We are dependent upon information from travel suppliers to offer our customers access to travel services and products. Travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict our access to their inventory, which could significantly decrease the amount or breadth of our inventory of available travel offerings and would have a material adverse effect on our business, operating results and financial condition. Consistent with industry practices, travel suppliers without written contractual agreements pay customary commission rates for bookings made through our web site but could unilaterally change this practice at any time with respect to future bookings. Once in 1994 and twice in 1997, the major airlines reduced commissions that would be paid to travel agencies and online services for airline reservations. Accordingly, travel suppliers can reduce current industry commission rates or eliminate such commissions entirely, which would have a materially adverse effect on our business, operating results and financial condition.

We rely on internally developed systems and have experienced periodic system interruptions.
----------------------------------------------------------------------------

     We currently provide reservation services to our customers through our own proprietary technology. Our proprietary airline software was recently developed as a strategically important element in serving the needs of our customers and the requirements of our affiliated web sites which use TravelNow to provide travel services to their customers.

     We have experienced periodic system interruptions, which we believe will continue to occur from time to time. Our revenues depend on the number of customers who use our online travel sites to book their travel reservations. Accordingly, the satisfactory performance, reliability and availability of our online sites, transaction-processing systems and network infrastructure are critical to our operating results, as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in downtime on our web site or reduced performance of the reservation system reduces the volume of reservations and the attractiveness of our service offerings, which could have a material adverse effect on our business, operating results and financial condition.

     We cannot assure you that our transaction-processing systems and network infrastructure will be able to accommodate increases in traffic in the future, or that we will, in general, be able to accurately project the rate or timing of such increases or upgrade our systems and infrastructure to accommodate future traffic levels on our online sites. In addition, we cannot assure you that we will be able in a timely manner to effectively upgrade and expand our transaction-processing systems or to successfully integrate any newly developed or purchased modules with our existing systems. Any inability to do so could have a material effect on our business, operating results and financial condition.

We are more vulnerable to system failures because our computer systems are currently located at one site.
----------------------------------------------------------------------

     Our success, in particular our ability to successfully receive and fulfill orders online and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications systems are located at a single facility in Springfield, Missouri. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events.

     We developed and completed the basic programming for our second generation proprietary software which gives us a redundant system to back-up a loss of electrical power. When completed, which management expects to occur not later than February 28, 2000, this software will run concurrently at the Springfield, Missouri and Denver, Colorado locations and a telecommunications supplier will be added at our Denver area location. This will provide separate locations for our servers as well as multiple telecommunications suppliers. Until the completion of the foregoing, we will continue to remain vulnerable to the risks of having only one site for our operations. We do not carry business interruption insurance to compensate us for losses that may occur if a failure of telecommunication services or a power failure disables our operations.

     Despite the implementation of network security measures by us, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could have a material adverse effect on our business, operating results and financial conditions.

We have limited protection of proprietary technology and there is a risk of third party claims.
---------------------------------------------------------------------------

     We have recently filed for U.S. Service Mark protection of "TravelNow.com." On September 22, 1999 the United States Department of Commerce Patent and Trademark Office notified us that an application filed prior to the date of our application is a "potentially conflicting pending application" with our application. The examining attorney representing the Patent and Trademark Office notes that if the earlier filed application matures into a registration, the registration of our application may be refused. We have several options at this juncture and have not yet decided which of these options would be the most appropriate to pursue. Further, because the name "TravelNow" has been used in the travel business in a context apart from the Internet, prior to its use by us, it is not clear whether U.S. Service Mark protection will be granted or even if granted whether it would protect us from use by others on the Internet or elsewhere. We do not believe that our ability or inability to obtain a Service Mark with respect to the name TravelNow.com will have a material impact on our business in as much as no other entity will be able to use that URL address. We are in the process of selecting a trademark for which we intend to seek trademark protection.

     We rely on confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have not sought registration of our name or trademark other than in the United States. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights to third parties such as our affiliates. While we attempt to ensure that the quality of our brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, operating results and financial condition.

     There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, trade secrets, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

     We also intend to strategically license certain content for our online sites from third parties, including content which is integrated with internally developed content and used on our online sites to provide key services. There can be no assurance that these third party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate such third party content.

Changes in federal, state or foreign laws may impact our operations.
--------------------------------------------------------------------

     We are subject to regulations applicable to businesses generally. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted in the future with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition.

     Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on our business, operating results and financial condition.

     We may be subject to regulation by a number of states that have "seller of travel" acts. These acts require us to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. We are in the process of making applications, as appropriate, in California and Florida. There is a possibility that we may later become subject to regulation requirements in additional states, however we do not anticipate that it will have a material impact on us or our financial condition. All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws could result in substantial costs and interfere with the conduct of our business.

                                 USE OF PROCEEDS

     We will not realize any proceeds from the sale of the shares of common stock by the selling security holders. See "Selling Security Holders." We have already received and are utilizing in our business the proceeds received from the Class A Convertible Preferred Stock sold in private placements.

                         DETERMINATION OF OFFERING PRICE

     All securities to be registered pursuant to this prospectus will be sold by the selling security holders. See "Selling Security Holders." The shares offered may be offered and sold from time to time by any selling security holder. The selling security holders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. The shares will be sold at market price or in negotiated transactions.

                            SELLING SECURITY HOLDERS

Raptor Global Portfolio, Ltd.
-----------------------------

     We are registering 507,776 shares of common stock which are to be converted from 497,820 shares of Class A Convertible Preferred Stock by Raptor Global Portfolio, Ltd. ("Raptor") upon the effective date of this registration statement, effective as of the immediately preceding business day. Our only relationship to Raptor is as a shareholder. Upon conversion, Raptor will own a total of 507,776 shares of common stock which will be less than five percent (5%) of our issued and outstanding common stock. See "Plan of Distribution."

ALTAR Rock Fund, L.P.
---------------------

     We are registering 2,224 shares of common stock which are to be converted from 2,180 shares of Class A Convertible Preferred Stock by ALTAR Rock Fund, L.P.("ALTAR") upon the effective date of this registration statement, effective as of the immediately preceding business day. Our only relationship to ALTAR is as a shareholder. Upon conversion, ALTAR will own a total of 2,224 shares of common stock, which will be less than one percent (1%) of our issued and outstanding common stock.

Tudor entities
--------------

     Pursuant to the TravelNow.com Inc. Class A Convertible Preferred Stock Purchase Agreement, dated January 5, 2000 (the "Stock Purchase Agreement"), by and among TravelNow and Raptor, on its own behalf and on behalf of each of the Tudor Entities (as defined below), Raptor and ALTAR have the right to transfer to the Tudor Entities shares of the Class A Convertible Preferred Stock or common stock and the Tudor Entities have the right to acquire and hold shares of the Class A Convertible Preferred Stock or the common stock. Therefore, any or all of the Tudor Entities may be selling security holders. Tudor Entities means each of the following:

     Tudor Private Equity Fund, L.P., Tudor Arbitrage Partners, L.P., Tudor BVI Futures, Ltd., Raptor Global Fund, L.P., Raptor Global Fund Ltd., Raptor Global Portfolio, Ltd., ALTAR Rock Fund, L.P. or any funds or other investment vehicles or entities of which any of the forgoing entities are affiliates, or any affiliate or affiliated group of Tudor Investment Corporation and/or Tudor Global Trading, Inc.

     "Affiliate" means any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with the referenced person or entity and includes without limitation, (a) any person who is an officer, director, general partner or direct or indirect beneficial holder of at least 5% of the then outstanding capital stock of the referenced person or entity, (b) any person of which the referenced person or entity and/or its affiliates (as defined in clause (a) above), directly or indirectly, either beneficially own(s) at least 5% of the then outstanding equity securities or constitute(s) at least a 5% equity participant, and (c) any entities for which a Tudor Entity or any of its affiliates (as defined in clauses (a) or (b) above) serve as general partner and/or investment advisor or in a similar capacity, and all mutual funds or other pooled investment vehicles or entities under the control or management of such Tudor Entity or the general partner or investment adviser thereof or any person in a similar capacity, or any affiliate (as defined in clause (a) or (b) above) of any of them, or any affiliates of any of the foregoing.

     "Affiliated Group" has the meaning given to it in Section 1504 of the Internal Revenue Code of 1986, as amended, and in addition includes any analogous combined, consolidated, or unitary group, as defined under any applicable state, local, or foregoing income tax law.

                            PLAN OF DISTRIBUTION

     All shares to be registered pursuant to this prospectus will be sold by the selling security holders. See "Selling Security Holders." The selling security holders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on any market upon which the common stock may be quoted, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. In effecting sales, the selling security holders may use the services of broker-dealers. Such broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the selling security holders in amounts to be negotiated.

     The shares will be sold by the selling security holders on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. The sales of securities, which this prospectus is a part, will terminate on the earlier of (a) the second anniversary of the Closing Date of the Stock Purchase Agreement; (b) the date on which all shares offered have been sold by the selling security holders; or (c) such time as all of the shares held by the selling security holders can be sold within a given three-month period without compliance with the registration requirements of the Securities Act of 1933 pursuant to Rule 144. There can be no assurance that the selling security holders will sell any or all of the shares of common stock offered.

     In addition, at any time we may refuse to permit the selling security holders from reselling our common stock pursuant to this registration statement. We may exercise this right because a sale pursuant to this registration statement, in its then-current form, could constitute a violation of the federal securities laws. However, we are only entitled to exercise this right two (2) times in any twelve (12) month period, and the period during which this registration statement may be withdrawn shall not exceed thirty (30) days.

                                LEGAL PROCEEDINGS

     On April 6, 1999 and June 9, 1999, we entered into agreements for a term of two (2) years with an Internet telecommunications supplier. Our management believes the telecommunications supplier (1) failed to provide the services called for by the agreements, (2) billed more than is contractually owed, and
(3) threatened to terminate the telecommunications services. These telecommunications services have since been terminated by the supplier, but it continues to bill us on a monthly basis for sums our management believes we do not owe. We will continue to attempt to reach a resolution in this matter, however, the amount owed could ultimately be determined through a judicial proceeding. Our management estimates the total potential sums that could be claimed by the telecommunications supplier for the two year contractual period to be approximately $138,000.

     There is no litigation currently pending against us.

                  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
       CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The following table sets forth certain information with respect to the executive officers and directors of TravelNow.com Inc., as of the date of this filing.


Name                          Age     Position with TravelNow.com Inc.
----                          ---     --------------------------------

John Christopher Noble        28      Co-Chief Executive Officer & Director

Jeffrey Alan Wasson           26      Co-Chief Executive Officer & Director

Christopher R. Kuhn           33      Chief Information Officer & Vice President

H. Whit Ehrler                58      Chief Financial Officer, Vice President
                                      & Director

Craig Alan Dayberry           39      Database Administrator

Bill Perkin                   43      Director

Jerry Rutherford              56      Director


     John Christopher Noble was a founding member of TravelNow in May, 1995. Mr. Noble was elected to the Board of Directors on August 6, 1999. Currently Mr. Noble serves as our Co-Chief Executive Officer and Secretary. From January of 1995 until May of 1995, Mr. Noble was a student at Southwest Texas State University in San Marcos, Texas and from September of 1994 until December of 1994, Mr. Noble was a student at Austin Community College in Austin, Texas.

     Jeffrey Alan Wasson was a founding member of TravelNow in May, 1995. Mr. Wasson was elected to the Board of Directors on August 6, 1999. Currently Mr. Wasson serves as our Co-Chief Executive Officer and Chairman of the Board. From August of 1991 until May of 1995, Mr. Wasson was a student at the University of Missouri in Columbia, Missouri, majoring in Travel and Tourism.

     Christopher R. Kuhn joined us on July 12, 1999 as Chief Information Officer. Prior to joining TravelNow, Mr. Kuhn was Director of Web Development for Compaq Computer from August, 1998 until July, 1999, Manager of Web Service Solutions with Digital Equipment from April, 1998 until August, 1998 and Manager of Web Engineering for MCI Telecommunications from November, 1989 until April, 1998.

     H. Whit Ehrler joined us as Vice President & Chief Financial Officer on August 23, 1999. Mr. Ehrler was Vice President, Finance & Administration of Carrollton Graphics, Inc. in Carrollton, Ohio from June 1997 through August 1999. From 1994 through 1997, Mr. Ehrler was with Helson Ehrler Investment Partners in Stamford, Connecticut.

     Craig Dayberry joined us on September 22, 1999 and has served as Database Administrator since that date. Prior to joining us, Mr. Dayberry worked at MCI Communications from 1992 to April, 1998 as Database Administrator and from April, 1998 to August, 1999 as a contract Database Administrator for Digital Equipment and Compaq Computer. Mr. Dayberry received his Bachelor of Science degree in Information Systems from the University of Colorado at Colorado Springs, Colorado.

     Bill Perkin was appointed to the Board on October 22, 1999 to fill a newly created seat on the Company's Board of Directors. Since 1988 Mr. Perkin has been the sole owner of Perkin Marketing Services, Inc., an advertising marketing company with principal offices located in Springfield, Missouri. Prior to the formation of Perkin Marketing Services, Inc., Mr. Perkin spent fifteen years in radio and television broadcast, sales and marketing.

     Jerry Rutherford was appointed to the Board on October 22, 1999 to fill a newly created seat on the Company's Board of Directors. Since March of 1995 Mr. Rutherford has operated several businesses owned entirely by Mr. Rutherford, including ERA Rutherford Realtors located in Springfield, Missouri. Mr. Rutherford was a Vice President and General Manager of TeleCable of Springfield, Inc. in Springfield, Missouri from April 19, 1979 until March 1995, at the time of its acquisition by Telecommunications, Inc. in February of 1995.

Board of Directors.
-------------------

     Our Bylaws call for a Board of Directors of not less than one nor more than seven members. Currently the Board of Directors consists of five (5) members, Jeff Wasson, our Co-Chief Executive Officer and Chairman of the Board; John Christopher Noble, our Co-Chief Executive Officer and Secretary; H. Whit Ehrler, our Chief Financial Officer and Vice President; and Bill Perkin and Jerry Rutherford, our two independent directors. The Bylaws provide that our directors are to be elected at our annual meeting to serve for one year or until their successors are duly elected and qualified.

Involvement in certain legal proceedings.
-----------------------------------------

     On August 25, 1997, Mr. Noble pled guilty to a charge of assault in the third degree, a Class A misdemeanor, in the Circuit Court of Green County, Missouri. The Circuit Court ordered Mr. Noble to pay a fine of $10.00, court costs of $249.50, restitution of $900.00, and to complete 50 hours of community service, and placed Mr. Noble on probation until August 24, 1999. Mr. Noble has fully complied with the Circuit Court's order and the probation has been completed.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our common stock as of January 14, 2000, by the following individuals or groups: (i) each person or entity who is known by the Company to own beneficially more than 5% of our outstanding common stock, (ii) each of the executive officers, (iii) each of our directors and executive officers as a group. The persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 10,349,304 shares of our common stock outstanding as of January 14, 2000. To the extent that subsequent to the date of this filing any shares are issued, there will be further dilution to our current shareholders.

Shares beneficially owned as of January 13, 2000 (1).
-----------------------------------------------------


Name of Beneficial Owner                         Number              Percent
------------------------                         ------              -------

Jeff Wasson  (2) (3)                            1,895,067             18.3

John Christopher Noble  (2) (3)                 1,886,517             18.2

Jerry Rutherford  (2) (3)                       1,378,569             13.3

H. Whit Ehrler  (2) (4)                             0                  0.0

Christopher R. Kuhn  (2) (4)                        0                  0.0

Craig Dayberry  (2) (4)                             0                  0.0

Bill Perkin  (2)                                  106,601              1.0

All directors and executive officers
as a group  (4)                                 5,266,754             50.9

          (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities.

          (2) Messrs. Wasson, Noble, Kuhn, Dayberry and Ehrler have elected to use as their address the address of TravelNow, 318 Park Central East, Suite 306, Springfield, Missouri 65806. Mr. Rutherford's address is: 3222 South Campbell Avenue, Suite MM, Springfield, Missouri 65807. Mr. Perkins's address is: 1200 East Woodhurst, Bldg. N, Springfield, Missouri 65804.

          (3) None of these individuals have any options or other rights to acquire options or similar rights with respect to TravelNow's shares as of the date of this filing. However, the absence of such rights at this time does not mean that in the future the Board of Directors will not adopt a stock option plan or other compensation plan that could create such rights in these individuals, or other executives or employees of the Company.

          (4) Currently, Messrs. Ehrler, Kuhn and Dayberry have no vested options. See the table following the caption "Option Grants as of January 14, 2000."

                            DESCRIPTION OF SECURITIES

          Our authorized capital stock consists of 50,000,000 shares of common stock, no par value, and 25,000,000 shares of preferred stock, no par value. As of January 14, 2000, we had 10,349,304 shares of common stock issued and outstanding and 500,000 shares of preferred stock issued and outstanding.

Common stock.
-------------

     TravelNow is not offering for sale any shares of common stock in this registration statement. We are registering an aggregate of 510,000 shares of common stock for sale by the selling security holders at a price to be determined in the future. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy."

     In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock.
----------------

     The Board of Directors has the authority to issue the preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TravelNow without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

     In December 1999, our Board of Directors established a Class A Convertible Preferred Stock and authorized the issuance of up to 500,000 shares.

     The Class A Convertible Preferred Stock ranks senior to all other classes or series of our common and preferred stock with respect to dividend rights, redemption and on liquidation, dissolution or winding up. It has a face value equal to Nine Dollars ($9.00) per share and bears dividends at eight percent (8%) per annum per share on the face value.

     On January 5, 2000, we issued 497,820 shares of our Class A Convertible Preferred Stock to Raptor Global Portfolio, Ltd. and 2,180 shares of our Class A Convertible Preferred Stock to ALTAR Rock Fund, L.P., all at a price of $9.00 per share. The Class A Convertible Preferred Stock will be automatically converted into shares of TravelNow's common stock on a share-for-share basis immediately upon the fulfillment of both of the following conditions: (1) the effectiveness of a registration statement filed by TravelNow with the Securities and Exchange Commission covering an amount of the common stock sufficient to allow for the sale of all common stock issuable upon conversion of all then outstanding shares of Class A Convertible Preferred Stock; and (2) the listing of the common stock of TravelNow on either the Nasdaq SmallCap Market or the Nasdaq National Market System.

     Regardless of whether or not the Class A Convertible Preferred Stock is automatically converted pursuant to the fulfillment of the conditions stated above, the holders of the Class A Convertible Preferred Stock shall have the right to convert their shares of Class A Convertible Preferred Stock into shares of common stock.

     The number of shares of common stock to which the holder of Class A Convertible Preferred Stock is entitled upon such conversion is equal to the product obtained by multiplying (1) the number of shares of Class A Convertible Preferred Stock being converted by (2) the Applicable Conversion Rate. The Applicable Conversion Rate in effect at any time for the Class A Convertible Preferred Stock is equal to the quotient obtained by dividing (1) the sum of $9.00 plus an amount equal to all accrued but unpaid dividends on a share of Class A Convertible Preferred Stock by (2) the Applicable Conversion Value, which is $9.00.

     If TravelNow fails to fulfill the conditions required for the automatic conversion of the Class A Convertible Preferred Stock on or prior to December 31, 2000, the holders of shares of Class A Convertible Preferred Stock have the right to require us to purchase all of the Class A Convertible Preferred Stock and pay any accumulated dividends.

     As of the effective date of this registration statement, we anticipate that no preferred stock will remain outstanding.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                       ORGANIZATION WITHIN LAST FIVE YEARS

Merger of TravelNow.com Inc. and Sentry Accounting Inc.
-------------------------------------------------------

     On July 23, 1999, an Agreement and Plan of Reorganization was consummated between TravelNow.com Inc., a Missouri corporation ("TravelNow of Missouri"), and Sentry Accounting, Inc., a Florida corporation ("Old Sentry"), wherein Old Sentry acquired 100% of the issued and outstanding stock of TravelNow of Missouri for 1,475,533 shares of restricted common stock of Old Sentry. At the time of the merger, 491,000 shares of Old Sentry common stock were freely transferable or unrestricted and held by Old Sentry shareholders. The total number of shares at that point was 1,966,533. On July 28, 1999, the now combined entities issued a stock dividend of approximately 4.25 shares for each share outstanding, increasing the total shares from 1,966,533 to 10,324,304 shares issued and outstanding. See "Part II - Shares Eligible for Future Sale."

     Although Old Sentry was the surviving corporation of the merger, we changed our name at the time of the filing of the Articles of Merger to TravelNow.com Inc.

     The transaction consummated between TravelNow of Missouri and Old Sentry is generally known as a reverse merger. A reverse merger is normally the result of a merger in which the acquiring corporation has less size and substance than the acquired company. The acquiring corporation survives as a legal entity, but the shareholders of the acquired company obtain a majority of the voting rights of the combined entity. The substantive effect of the transaction is thus reversed from the legal effect.

     At the time of the merger of TravelNow of Missouri into Old Sentry, Old Sentry had no significant operations and only nominal net assets. Since the former shareholders of TravelNow of Missouri received approximately 75% of the common shares of the combined entity, TravelNow of Missouri is considered the "acquiring" corporation for both accounting purposes and for SEC reporting.

History of Sentry Accounting, Inc.
----------------------------------

     Prior to the merger, Old Sentry was engaged in providing accounting services and related financial and administrative services to small businesses. The accounting and related financial and administrative services business of Old Sentry prior to the merger is described in Old Sentry's filing on SEC Form 10-SB filed on February 5, 1999 which filing was amended on SEC Form 10-SB/A1 on May 4, 1999 and further amended on SEC Form 10-SB/A2 filed on May 18,1999. As part of the terms of the merger, Old Sentry's accounting and financial and administrative business was transferred to a shareholder of Old Sentry in exchange for 2,000,000 shares of Old Sentry's common stock and a cash payment of $2,000. The merger was effective on July 27, 1999. Immediately after the merger, Messrs. Wasson and Noble, directors of TravelNow of Missouri, were appointed directors of TravelNow. The Board of Directors adopted a resolution which provides that effective as of the date of the approval by the shareholders of the merger, Messrs. Wasson and Noble shall serve as Co-Chief Executive Officers.

     Certain of the shareholders of Old Sentry agreed to make a capital contribution to TravelNow in the amount of $500,000. This capital contribution was completed in installments on August 6, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Corporate history of TravelNow of Missouri prior to the merger.
---------------------------------------------------------------

     TravelNow of Missouri was incorporated under the laws of the state of Missouri as Travel Now Network, Inc. on March 22, 1995. On March 21, 1997, TravelNow of Missouri merged into Eleven Twelve Corporation, a Missouri company. Although Eleven Twelve Corporation was the surviving entity, Eleven Twelve Corporation's name was changed to TravelNow Global Reservation Network, Inc. at the time of the merger. On April 29, 1999, its name was changed to TravelNow.com Inc.

                             DESCRIPTION OF BUSINESS

Principal services and our markets.
-----------------------------------

     We are an Internet-based travel services company which provides online travel information and reservations to our customers on a worldwide basis. Our web site (www.travelnow.com) gives customers real-time access to hotel, car and airline information regarding schedules, availability and rates and enables the booking of reservations on an automated basis. In addition to our reservation and ticketing services, we offer discounted and promotional fares, travel news and destination information such as maps and weather forecasts.

     We initially offered online hotel bookings in May 1995 as the first unbiased online source of hotel data. We have grown into a full service travel system with access to over 40,000 hotel properties, 60 car rental companies and 500 airlines. European rail passes are also available. These and other services, collectively referred to as "travel accommodations," are all available to customers on our web site.

     In May of 1995 we fulfilled, at our web site, a request by a customer in Hong Kong for a hotel reservation in Chicago, Illinois. Our managers believed this international booking over the Internet, and the fulfillment activity that followed during 1995, was evidence of a substantial inefficiency in the availability of and access to travel information by individual and small business travelers. Our management further determined that an unbiased web site, i.e., a web site where availability and fares were presented giving the customer the maximum number of choices, would address that market inefficiency.

     Our business methodology, which is to present travel availability and fare information without the intervention of a third party, requires a user friendly interface permitting quick and easy access to travel information on an individualized basis and reduces labor costs when contrasted with a traditional travel service. Management believed that a web site which provided this service would result in a customer base that would enable us to negotiate favorable contracts with travel suppliers and providers of travel information, resulting in reduced travel costs and increased customer traffic.

     From that initial hotel reservation booked in 1995, we have witnessed hotel confirmations issued at our web site increase from 20,348 during the fiscal year ending March 31, 1998 to 53,368 during the fiscal year ending March 31, 1999 and increase from 23,938 during the six month period ending September 30, 1998 to 96,983 during the six month period ending September 30, 1999.

     Expansion of our customer base has been primarily achieved by increasing the number of our affiliates, those independent web sites that have contractually agreed to use our proprietary reservation system. This leveraging of relationships by the sharing of non-proprietary information has resulted in impressions, that is the number of pages displayed to those who visit our web site, to grow from 1,879,252 to 6,782,168 for the fiscal years ending March 31, 1998 and 1999 and from 3,696,702 to 17,720,677 during the six month periods ending September 30, 1998 and September 30, 1999, respectively.

     We are currently exploring international opportunities as part of our evolving strategy to address foreign markets. We have invested in an affiliated Japanese company, Nippon TravelNow K.K., for a 49 % interest in that organization. The operations of Nippon TravelNow, K.K. and its web site, TravelNowJapan.com, are currently in the process of being transferred to a new corporate entity which will continue to be affiliated with TravelNow.com Inc. This reorganization of the Japanese activities is not expected to significantly affect our financial position.

     There have been no further commitments to make any specific investments in any other international markets.

Distribution method of our services.
------------------------------------

     The vast majority of travel accommodations are booked and confirmed on our web site through an automated process. We have developed in house our proprietary technology for hotels and rental cars which interfaces with multiple sources of travel supplier information. A similar software system was implemented on September 30, 1999 for airline reservations capable of replacing an outsourced system obtained from another company. In addition to our automated systems, we provide online and telephone customer service support 24 hours per day, seven days per week.

     Our customers are normally not charged directly by us for booking travel accommodations on our web site. Our primary source of revenue is commission income. Travel suppliers, such as hotel chains and car rental companies, pay commissions to us when travel accommodations booked through us are utilized by our customers.

Competition.
------------

     The online travel services market is new, rapidly evolving and intensely competitive, and we expect such competition to intensify in the future. We compete primarily with traditional travel agencies and online travel reservation services. In the online travel services market, we compete with other entities that maintain similar commercial web sites, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by Sabre Holdings Corporation, a majority-owned subsidiary of American Airlines), TravelWeb (operated by Pegasus Systems, Inc.), GetThere.com, and Preview Travel, among others.

     Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial web sites offering online travel services. In addition to the traditional travel agency channel, most travel suppliers also sell their services directly to customers, typically by telephone. As the market for online travel services grows, we believe that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies and travel industry information providers, will increase their efforts to develop services that compete with our services.

     Many airlines and hotels offer travel services directly through their own web sites, eliminating the need to pay commissions to third parties such as us. We are unable to anticipate which other companies are likely to offer competitive services in the future.

     In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. In particular, Microsoft Corporation has publicly announced its intent to invest heavily in the area of travel technology and services.

Travel suppliers.
-----------------

     Information regarding the availability of hotel rooms, airline flights and rental cars and other travel services is generated and provided to the travel industry by "travel suppliers." Examples of well known travel suppliers include Holiday Inn and Hyatt hotels, Avis and Hertz automobile rental companies, and American Airlines and United Airlines. We have access to travel suppliers of over (1) 40,000 hotels consisting of millions of hotel rooms throughout the world, (2) 500 airlines, which on any given day involves thousands of airline passenger seats moving between specified destinations around the globe, and (3) fleets of tens of thousands of automobiles located in cities throughout the world.

Global distribution systems.
----------------------------

     Data as to the availability and pricing of hotel rooms, airline seats and automobiles is constantly gathered from travel suppliers by electronic global distribution services ("GDS") such as Sabre Holding Corporation's SABRE system ("SABRE"), Pegasus Systems, Inc.'s Thisco, Worldspan and others. We have contracts with two GDS systems: Sabre and Thisco. Through our relationship with McDaniel Travel, Inc. ("McDaniel Travel") we have an indirect relationship with a third GDS system, Worldspan. Each of the contracts with these GDS systems permits us to use our proprietary software to access information regarding the availability of hotel rooms, rental cars and airlines, including the fares and rates for these travel accommodations.

     In 1996 and 1997 we issued 3,200 shares of our common stock, which after adjustment for the merger and stock dividends referred to elsewhere herein is 426,396 shares, to Marvin McDaniel owner of McDaniel Travel in exchange for our right to use the "ARC" number (the agency tracking number issued by Airline Reporting Corporation) and the "IATAN" number, (the agency tracking number assigned by the International Airline Travel Agent Network) of McDaniel Travel. Although a travel agency is unable to issue domestic and international airline tickets without first obtaining ARC and IATAN numbers, the importance of these numbers with respect to hotel and automobile reservations is that they are used in tracking those reservations for commission collection. Although we do not foresee a disruption in the relationships between McDaniel Travel and the GDS systems which track the ARC and IATAN numbers for commission collection purposes, if any disruption occurred there is the possibility that our ability to track our reservations or obtain payment could be disrupted. Because we believe the issuance of airline tickets will have a growing and important impact on revenues, we are in the process of obtaining our own ARC and IATAN numbers.

     Provided that bookings through our web site remain at specified contractual levels no payments are due to any of these GDS systems. Further, McDaniel Travel does not charge us fees of any kind as a result of the Worldspan contract with McDaniel Travel in which Worldspan permits us to have access to its proprietary information. Currently we are maintaining these required levels and no payments are due to Thisco, Sabre or Worldspan. However, there is a dispute between McDaniel Travel and Worldspan in which Worldspan claims it is owed $12,600 as a result of our failure to maintain the required booking levels during an earlier period. Management believes it is improbable that we are liable for any amount. Any sums owed by McDaniel Travel to Worldspan will be our obligation. We do not anticipate that this difference of opinion will lead to a disruption in our ability to access the Worldspan proprietary data base. The availability of travel accommodations and their respective fares and rates are then presented to our leisure and business traveler customers at our web site through our proprietary software interface.

     By obtaining hotel, airline and auto rental availability and fares from multiple GDS systems rather than rely upon only one GDS, we believe that we are avoiding dependence on any one of these third party providers to continue to offer and maintain such services. Nevertheless, any discontinuation of these services by one or more GDS, or any reduction in performance of a GDS that requires us to replace such services, would be disruptive to our business.

Commission payments.
--------------------

     We earn commissions on travel accommodations either (1) as a percentage of the gross dollar value of the travel booking, or (2) as a fixed dollar amount per booking. The specific percentage or fixed dollar amount is dependent upon whether the booking involves a (1) vacation package, (2) hotel room, (3) car rental, (4) airline ticket, (5) Eurail ticket, or (6) hotel rooms and/or airline tickets through consolidators of such travel accommodations. Typically, the commissions on hotel rooms and rental cars are a higher percentage of the gross booking value than on airline tickets. Airline ticket commissions can also vary among airlines.

Company growth through affiliate program.
-----------------------------------------

     A substantial portion of our growth has come from providing our travel reservation engine to 400 independent operators of web sites with whom we currently share our commissions. Generally these web sites note the travel service at their site is "powered by TravelNow." An independent web site that has contracted for the use of the TravelNow reservation engine is referred to as an affiliate.

     We established our affiliate program as a cost effective mechanism to increase our customer base without the expenditure of substantial sums of capital on direct advertising. The web site of each affiliate is dynamically connected to the TravelNow reservation engine in exchange for the sharing of commissions with the affiliates. This program has contributed substantially to our growth and allowed us to benefit from the advertising, marketing and other activities of our affiliates to develop traffic for their respective web sites.

     The activities used by affiliates to increase traffic to their web sites are not controlled or influenced by us except in so far as the sharing of the commission revenue affects the actions of each affiliate. We believe that our own ability to grow will depend in large part on, among other things, our ability to continue to generate sales volume by effectively maintaining our current relationships with our affiliates and to continue the expansion of our affiliate program.

     Set forth in the table below is the cumulative number of travelers that booked travel reservations through our web site during the periods indicated:

                          Number of TravelNow Customers

Fiscal Year Ending   Nine Months Ending  Fiscal Year Ending   Nine Months Ending
  March 31, 1998     December 31, 1998     March 31, 1999     December 31, 1999
  --------------     -----------------     --------------     -----------------

      21,914               57,478              76,856               281,484

     We offer to customers, who affirmatively elect to do so, the option to receive travel-related information on a regular basis through email communications. As of September 30, 1999, 119,694 leisure and business travelers who have previously booked travel reservations through the TravelNow web site were receiving these periodic emails from us.

     The following chart shows the number of hotel reservations booked by week through us by our customers from the week beginning March 16,1997 through the week beginning December 26, 1999. During that time period, hotel reservations booked by us have increased from less than 450 per week in March 1997 to more than 5,400 per week in October and November of 1999. Weekly hotel reservations during December 1999 were seasonally lower than October/November 1999 by approximately 12% versus a comparable seasonal decline in December 1998 of approximately 10%.

                                [GRAPHIC OMITTED]

Intellectual property, third party licenses.
--------------------------------------------

     We have recently filed for U.S. Service Mark protection of "TravelNow.com." On September 22, 1999 the United States Department of Commerce Patent and Trademark Office notified us that an application filed prior to the date of our application is a "potentially conflicting pending application" with our application. We are in the process of selecting a trademark for which we intend to seek trademark protection.

     We rely on confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We also intend to strategically license certain content for our online sites from third parties, including content which is integrated with internally developed content and used on our online sites to provide key services.

Governmental regulation.
------------------------

     We are subject to regulations applicable to businesses generally. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted in the future with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition.

     Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on our business, operating results and financial condition.

     We may be subject to regulation by a number of states that have "seller of travel" acts. These acts require us to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. We are in the process of making applications, as appropriate, in California and Florida. There is a possibility that we may later become subject to regulation requirements in additional states, however we do not anticipate that it will have a material impact on us or our financial condition. All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws could result in substantial costs and interfere with the conduct of our business.

Research and development.
-------------------------

     During the two (2) years ended on March 31, 1999, we invested approximately $195,000 developing, maintaining and operating our proprietary software. We are currently incurring expenses developing second generation proprietary software to gather data from GDS systems and to present that data to our customers. To this end, we have entered into a consulting agreement with a consulting firm and have hired personnel necessary to complete this endeavor, including a database administrator. We have estimated additional development expenses through the time of implementation, projected to be February 29, 2000, of this second generation system at approximately $600,000 to $650,000. To the extent expenses for the development of this software are not subsequently followed by increased revenues, our operating results will fluctuate and may result in losses in subsequent quarters. If we are unable to adjust spending in a timely manner to compensate for any unexpected expenses or significant revenue shortfalls, there would be an immediate material adverse effect on our business, operating results and financial condition.

Environmental compliance.
-------------------------

     The costs and effects of compliance with environmental laws do not have and are not anticipated to have a material impact on us or our financial condition.

Employees.
----------

     As of January 1, 2000 we had fifty-three (53) full time employees and three
(3) part-time employees. Of these employees, six (6) were involved in sales and marketing, twenty-four (24) were involved in customer service, fifteen (15) were involved in technology and development, and eleven (11) were involved in operations, finance and administration.

Additional information.
-----------------------

     Our Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected and copied on the Commission's home page on the World Wide Web at http://www.sec.gov or at the Commission's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Information about the Commission's public reference room can be obtained by calling 800/SEC-0330. Copies of such materials may also be obtained at prescribed rates from the Pubic Reference Section of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

     All requests for such materials can be made through our web site at http://www.travelnow.com.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following selected financial data for the six month periods ended September 30, 1999 and 1998 (unaudited) and the years ended March 31, 1999 and 1998 have been derived from our financial statements which are included in this prospectus. The financial data should be read in conjunction with the financial statements and the discussion and analysis which follows.


Selected Financial Data
                                    TRAVELNOW.COM INC.
                                 STATEMENTS OF OPERATIONS
                    SIX MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                          AND YEARS ENDED MARCH 31, 1999 AND 1998
                                        (Unaudited)

                                          Six Months Ended              Years Ended
                                            September 30                  March 31
                                     --------------------------   -------------------------
                                         1999           1998          1999          1998
                                     -----------    -----------   -----------   -----------
Total Revenues                       $ 1,404,901    $   408,172   $   886,172   $   345,677
Cost of Revenues                         795,334        165,570       532,050       149,445
                                     -----------    -----------   -----------   -----------
     Gross Profit                        609,567        242,602       354,122       196,232
                                     -----------    -----------   -----------   -----------

Operating Expenses
     Sales and Marketing                  64,166          7,740        86,258        29,953
     General and Administrative          596,165        105,279       240,380       187,248
     Stock-Based Compensation            650,000              0             0         8,110
                                     -----------    -----------   -----------   -----------
          Total Operating Expenses     1,310,331        113,019       326,638       225,311
                                     -----------    -----------   -----------   -----------

Income/(Loss) Before Taxes              (700,764)       129,583        27,484       (29,079)
Provision for Income Taxes                     0              0             0             0
                                     -----------    -----------   -----------   -----------
     Net Income/(Loss)               $  (700,764)   $   129,583   $    27,484   $   (29,079)
                                     ===========    ===========   ===========   ===========

Average Number of Shares
Of Common Stock Outstanding            8,171,543      6,009,518     6,009,518     6,009,518

Net Income/(Loss) Per Share
     Basic                           $    (0.086)   $     0.022   $     0.005   $    (0.005)
     Diluted                         $    (0.086)   $     0.022   $     0.005   $    (0.005)



                                             Six Months Ended              Years Ended
                                               September 30                  March 31
                                         ----------------------       ---------------------
                                           1999           1998          1999          1998
                                         -------        -------       -------       -------
As a Percent of Total Revenues
------------------------------

Total Revenues                             100.0%         100.0%        100.0%        100.0%
Cost of Revenues                            56.6%          40.6%         60.0%         43.2%
                                         -------        -------       -------       -------
     Gross Profit                           43.4%          59.4%         40.0%         56.8%
                                         -------        -------       -------       -------

Operating Expenses
     Sales and Marketing                     4.6%           1.9%          9.8%          8.7%
     General and Administrative             42.4%          25.8%         27.1%         54.2%
     Stock-Based Compensation               46.3%           0.0%          0.0%          2.3%
                                         -------        -------       -------       -------
          Total Operating Expenses          93.3%          27.7%         36.9%         65.2%
                                         -------        -------       -------       -------

Income/(Loss) Before Taxes                (49.9)%          31.7%          3.1%        (8.4)%

Provision for Income Taxes                   0.0%           0.0%          0.0%          0.0%
                                         -------        -------       -------       -------
     Net Income/(Loss)                    (49.9)%          31.7%          3.1%        (8.4)%
                                         =======        =======       =======       =======


                                      -26-

                               TRAVELNOW.COM INC.
                                 BALANCE SHEETS
               SEPTEMBER 30 AND MARCH 31, 1999 AND MARCH 31, 1998
                                   (Unaudited)




ASSETS                                  9/30/99        3/31/99        3/31/98
------                                -----------    -----------    -----------

Cash and Cash Equivalents             $   234,473    $     6,227    $     3,849
Accounts Receivable                       462,522        106,562         43,692
                                      -----------    -----------    -----------
     Current Assets                       696,995        112,789         47,541

Property and Equipment - Net               90,602         46,345         37,643
Construction In Process - Software        164,455              0              0
Investment - Nippon TravelNow, K.K         42,468              0              0
                                      -----------    -----------    -----------
     Total Assets                     $   994,520    $   159,134    $    85,184
                                      ===========    ===========    ===========


LIABILITIES AND STOCKHOLDERS'
EQUITY / (DEFICIT)
------------------

Accounts Payable                      $   468,928    $    83,066    $    44,716
Accrued Liabilities                       113,257         44,596         27,180
Notes Payable - Current Portion                 0         58,538         55,238
Notes Payable to Stockholders                   0         10,000         14,000
                                      -----------    -----------    -----------
     Current Liabilities                  582,185        196,200        141,134

Notes Payable Less Current Portion              0              0          8,600
                                      -----------    -----------    -----------
     Total Liabilities                    582,185        196,200        149,734
                                      -----------    -----------    -----------

Common Stock                                    0         22,550         22,550
Additional Paid-In Capital              1,430,416        257,701        257,701
Accumulated Deficit                    (1,018,081)      (317,317)      (344,801)
                                      -----------    -----------    -----------
     Stockholders' Equity/(Deficit)       412,335        (37,066)       (64,550)
                                      -----------    -----------    -----------

     Total Liabilities and Equity     $   994,520    $   159,134    $    85,184
                                      ===========    ===========    ===========

Introduction.
-------------

     Our revenues are comprised principally of commissions paid by travel suppliers related to the online booking of travel reservations for our customers. Commissions earned are recognized for hotel bookings as of the customer's departure date, for car rentals as of the return date, and for airline tickets as of the reservation date, all net of allowances for cancellations and credit risk. Revenues for advertisements on our web site are recognized during the period the advertisements are displayed.

     Cost of revenues includes the expenses of operating our travel reservation systems, web site and customer service operations. It also includes commission sharing payments to affiliated web sites that generate customer reservations through the use of the TravelNow reservation systems. These affiliated web sites have been the primary contributor to our revenue growth. Facilities expense and other indirect items related to the generation of revenue are included in general and administrative expense.

Merger with Sentry Accounting, Inc.
-----------------------------------

     Pursuant to an Agreement and Plan of Reorganization consummated on July 23, 1999 between TravelNow.com Inc., a Missouri corporation ("TravelNow of Missouri), and Sentry Accounting, Inc., a Florida corporation ("Old Sentry"), Old Sentry acquired 100% of the issued and outstanding stock of TravelNow of Missouri for 1,475,533 shares of restricted common stock of Old Sentry. The stock exchange ratio was one share of Old Sentry stock for each 1.97 shares of TravelNow of Missouri stock outstanding.

     The acquisition became effective as of July 27, 1999 and TravelNow of Missouri was merged into Old Sentry as of that date. Old Sentry then changed its name to TravelNow.com Inc.

     At the time of the merger, 491,000 shares of Old Sentry common stock were freely transferable or unrestricted and held by Old Sentry shareholders. The total shares outstanding at that point were 1,966,533. On July 28, 1999, we issued a stock dividend of approximately 4.25 shares for each share outstanding, increasing the total shares from 1,966,533 to 10,324,304 shares issued and outstanding.

     Since the former shareholders of TravelNow of Missouri received approximately 75% of the common shares of the combined entity, TravelNow of Missouri is considered the "acquiring" corporation from an accounting standpoint and for SEC reporting purposes. TravelNow of Missouri's March 31 fiscal year-end was adopted for the combined company.

Results of operations and comparison of operating results.
----------------------------------------------------------

     During the six months ended September 30, 1999, total revenues were approximately $1.4 million, representing 3.4 times the $408,172 of revenues in the comparable period of 1998. We sustained a net loss in the 1999 six month period of $700,764 due principally to a $650,000 non-cash charge for stock-based compensation related to employee stock bonuses paid on May 18, 1999. In the comparable six month period of 1998, net income was $129,583.

     Net income for the 1999 six month period exclusive of the $650,000 non-cash charge was a loss of $50,764, all of which was sustained in the initial three months of the period. This loss was substantially due to our decision to structure our operations and staff to accommodate significantly higher levels of customer activity and travel reservations. Total revenues grew from $381,449 in the quarter ended June 30, 1999 to approximately $1.0 million in the following quarter ended September 30, 1999.

     Our total revenues for the fiscal year ending March 31, 1999 ("FY1999") were $886,172, which represented an increase of $540,495 or more than 156% as compared with FY1998 ended March 31, 1998. Net income for FY1999 was $27,484 compared with a net loss for the prior year of $29,079.

Revenues.
---------

     Our principal source of revenue is commissions related to hotel bookings. The level of confirmed hotel bookings has increased from an average of approximately 1,100 per week during the six months ended September 30, 1998 to an average of approximately 4,300 per week during the six months ended September 30, 1999. Confirmed hotel bookings for the quarter ended September 30, 1999 averaged approximately 5,300 per week. Much of this growth is attributable to the expansion of our affiliate program through which affiliated web sites are dynamically linked to our reservation systems.

     In January 1999, we implemented our own car reservations system on the TravelNow web site and began providing links to this system for our affiliates. Car reservations have grown progressively during 1999 to an average of approximately 2,000 confirmed reservations per week during the month of December 1999. Historically, we have outsourced our airline reservations to another company and commissions from airline bookings have not been a significant portion of total revenues. In November 1999, we began to introduce our own airline system on selected web sites. This system is expected to increase our revenues in the future, but did not contribute to the revenue in the periods reported through September 30, 1999.

Cost of revenues.
-----------------

     Our cost of revenues as a percent of revenues increased from 40.6% to 56.6% in the six months ended September 30, 1998 and 1999, respectively. This percentage was 60.0% for the year ended March 31, 1999 and 43.2% in the comparable prior year.

     These changes in cost of revenues are due to two factors. First, commission payments to affiliated web sites have increased on an absolute and percentage basis. The number of affiliates has expanded rapidly and these affiliates have generated a larger proportion of our business. A higher commission payment structure was also implemented in the Spring of 1999.

     Second, we significantly expanded our personnel and other infrastructure costs to support the requirements of anticipated revenue growth. In particular, personnel were added to the software development and customer service staffs. Taken together, the shift in the mix of business to a greater proportion generated by affiliates and the expansion of our cost structure increased the cost of revenues to 74.5% of revenues in the quarter ended June 30, 1999. This ratio declined to 50.0% in the September 1999 quarter as the anticipated growth in revenues was realized, resulting in the 56.6% ratio for the six months ended September 30, 1999.

     Although our existing staff and facilities are generally adequate to support higher levels of revenues, we plan to further expand our personnel and facilities to prepare for future growth beyond current capabilities. As a result, the cost of revenues as a percent of revenues will fluctuate on a cyclical basis until the anticipated revenue increases are realized.

Sales and marketing expenses.
-----------------------------

     Sales and marketing expenses include payroll and other costs associated with developing and managing our affiliate program as well as direct advertising expenditures. During the six months ended September 30, 1999, sales and marketing expenses increased to $64,166 (4.6% of revenues) compared to $7,740 (1.9% of revenues) in the comparable period of the prior year as we expanded our staff to develop our affiliate program.

     Sales and marketing expenses were 9.8% and 8.7% of revenues in the years ended March 31, 1999 and 1998, respectively. In the year ended March 31, 1999, we traded advertising services with another Internet-based organization. The value of these advertisements was recognized in our financial statements as revenues and advertising costs in equal amounts.

     We intend to increase our sales and marketing activities with the purpose of generating additional revenue growth. Sales and marketing expenses as a percent of revenues are expected to increase until such additional revenues are realized.

General and administrative expenses.
------------------------------------

     The increases in general and administrative expense, both on an absolute and a percent of revenue basis, in the six month period ended September 30, 1999 relative to the same period of the prior year are due to two primary factors:
(1) expansion of staff and other activities to support our growth, and (2) professional fees associated with becoming a public company. The level of professional fees is not anticipated to change in the remaining two quarters of the current fiscal year ending March 31, 2000, because of professional fees associated with the filing of this registration statement.

     In the year ended March 31, 1999, general and administrative costs increased from $187,248 in the prior year to $240,380, or by 28.4%. Since total revenues grew faster, general and administrative expenses as a percent of revenues declined from 54.2% to 27.1%. Fluctuations in general and administrative expenses as a percent of revenues can be expected to continue as we expand our staff to generate and support higher levels of revenues.

Subsequent events and commitments.
----------------------------------

     On January 5, 2000, we sold 500,000 new restricted convertible preferred shares of stock to an institutional investor at $9.00 per share for a total of $4.5 million. The preferred shares, plus any unpaid and accrued dividends, are convertible on a share-for-share basis into our common stock upon the effective date of this registration statement. We are registering 510,000 shares of common stock, an amount we believe is enough to cover all outstanding preferred shares and any unpaid and accrued dividends the selling security holders elect to convert into shares of common stock. Therefore, our unrestricted shares will increase from 2,572,502 to 3,082,502 and total common shares outstanding will increase from 10,349,304 to 10,859,304.

     On November 17, we sold 25,000 new restricted common shares of stock to another institutional investor at $10.00 per share for a total of $250,000.

     The proceeds from these two sales of stock will be used for working capital and other corporate purposes as we expand our operations and prepare for the anticipated growth in our web-based travel services.

     We entered into a consulting agreement for computer programming services related to software development. Depending on the ultimate scope of the project, this contract should range in cost from $450,000 to $500,000. As of September 30, 1999, we had incurred a liability of $136,210 for such services. Purchases of application software related to the project, from the same vendor, total an additional $88,698. As of December 31, 1999, the amount payable to this vendor was $419,572, of which $230,411 was paid in January 2000. The remainder is due in two installments: $86,464 in February 2000 and $102,697 in March 2000.

     A national chain of hotels and motels in the United States reduced the commissions it will pay to online travel reservation companies from 10% to 5% effective November 1, 1999. We have in the past listed the room availability and rates of this chain on our web site and have booked reservations for TravelNow customers at various locations of the chain. As a result, the chain has been a significant source of revenue. Because of the chain's reduction in commission rates for online service organizations, we have removed the chain's listings from the TravelNow web site. Our management believes that there are a number of other motel chains of equal quality and comparable prices. Thus, management believes our customers will book reservations at other hotels and motels and, consequently, the commission policy change will have little, if any, effect on our business, operating results or financial condition.

     TravelNow's commission income from this national chain has been as follows:
$37,584 and $28 for the years ended March 31, 1999 and 1998, respectively; and $75,350 and $11,470 for the six (6) month period ended September 30, 1999 and 1998, respectively.

Liquidity and capital resources.
--------------------------------

     In conjunction with the merger of TravelNow of Missouri and Old Sentry which was completed in July 1999, we received capital contributions from certain shareholders of Old Sentry totaling approximately $500,000. Of this amount, approximately $200,000 was received in the quarter ended June 30, 1999 and the remaining $300,000 was received in July and August 1999.

     As a result of these capital contributions, our stockholders' equity increased from a deficit of $37,066 on March 31, 1999 to $412,335 as of September 30, 1999. Our working capital position has also strengthened during this six month time period. Working capital (current assets less current liabilities) was a negative $83,411 on March 31, 1999 and was a positive $114,810 on September 30, 1999. All of our notes payable, which totaled $68,538 at March 31, 1999, have been repaid.

     We had a net loss of $700,764 during the six months ended September 30, 1999. All but $50,764 of the loss was due to the $650,000 non-cash charge for stock-based compensation. Net cash used in operating activities was $78,939.

     Cash used in investing activities during the six months ended September 30, 1999 was $124,442, which was applied to the acquisition of fixed assets, software development and an investment in an affiliated Japanese company, Nippon TravelNow, K.K., for a 49% interest in that organization. During the six months ended September 30, 1999, net cash provided by financing activities was $431,627, primarily from $499,985 in capital contributions. A total of $68,538 of cash was used to repay all of our outstanding notes payable. Cash and cash equivalents increased by $228,246 to $234,473 during the six month period.

     In conjunction with the development of a new software platform for our online reservations systems, we engaged a consulting firm to provide programming support. As of December 31, 1999, our account payable to this consulting and software organization was $419,572.

     We believe that our current cash resources in combination with the anticipated levels of operating revenues are sufficient to meet our cash requirements in the foreseeable future. Nevertheless, additional financing will probably be required to fund our longer-term growth. There is no assurance that such capital will be available to us at that time in sufficient amounts or on acceptable terms. We do not have any specific plans to raise additional debt or equity capital.

     The sale of $4.5 million of convertible preferred stock described above has provided us with significant capital to pursue our strategy of continued technical development, product line expansion and customer growth. During calendar year 2000, we have plans to make substantial investments to implement our strategy. A portion of these investments will be in computer hardware and software which may be capitalized. The balance will be in personnel and other costs that will be expensed as incurred. Since these expenses will be incurred in advance of the anticipated revenue growth, management is projecting that we will operate at a net loss during calendar 2000.

Year 2000.
----------

     The Year 2000, or "Y2K," issue relates to computer systems which read and process calendar dates as part of their functionality and might not properly interpret the year "2000." This problem can occur because historically many computer programs were designed to use two-digit fields to store and recognize years. As a result, the date 01/01/00 would be read by such programs as January 1, 1900 instead of January 1, 2000. In addition, there is a potential issue relating to the correct identification of leap years and the year 2000 is a leap year.

     We have undertaken a thorough process to identify, correct and test potential problems in the software systems used within the company. We believe that our mission critical systems which support web-based travel reservation services have been adequately tested and that potential Y2K problems have been identified and corrected. Nevertheless, additional testing and ongoing compliance monitoring is in progress.

     Our experience since January 1 is that our reservation systems and the computer systems of our key suppliers of travel information and travel services are operating without significant Y2K issues.

     The status of our Y2K process by our principal phases is as follows: (1) Identification - Complete; (2) Inventory - Complete, (3) Readiness Projects: (a) Majority of Mission Critical Projects - Complete, (b) Non-Mission Critical Projects - Complete, and (4) Testing and Monitoring - In Progress.

     Our Year 2000 program costs have not and are not expected to have a material effect on our operating results or financial condition. We have maintained normal operating conditions of our systems and no critical software development programs have been deferred due to Year 2000 projects.

     Our development of a new software platform for our reservation systems has been completed except for final testing and optimization. An independent third party consulting organization was involved to test this new platform during our development to verify Y2K compliance. The implementation of the new platform has provided us with two separate reservation systems as a contingency plan for Y2K issues.

     Our internal computer systems interface with the external computer systems of various travel suppliers and global distribution services. Several interoperability tests with these external systems have been successfully conducted. However, all such systems have not been tested for potential Y2K interface problems with our software systems. We do not have the resources to assess all potential problems associated with the risk of failure by third party suppliers. Our contingency plan is to use as many third party suppliers as possible to limit the risk of one supplier not being Year 2000 compliant. The failure of any of our computer systems or of the systems with which we interface to properly handle Year 2000 and related issues could have a materially adverse effect on our business, our operating results and financial condition.

                             DESCRIPTION OF PROPERTY

     Our operations are headquartered in Springfield, Missouri where we lease space to house our principal administrative, sales and marketing, and customer service organizations as well as our primary computer and communications systems. We have moved our product development staff to the Denver, Colorado area where it is currently operating at a temporary location under the supervision of our Chief Information Officer. We anticipate that we will require additional space within the next 12 months, and believe that such additional space will be available on commercially reasonable terms.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There were no transactions, or series of transactions, during FY 1998 or FY 1999, nor are there any currently proposed transactions, or series of transactions, to which we are a party, in which the amount exceeds $60,000, and in which to our knowledge any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, has or will have any direct or indirect material interest other than that described below.

                             MARKET FOR REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price range of common stock.
----------------------------

     Old Sentry's stock traded under the symbol SNTY on the OTC Bulletin Board from February 5, 1999, until August 1, 1999. There were approximately 491,000 shares of Old Sentry's common stock issued and outstanding as of July 23, 1999. We have done a search to determine the availability of high and low bid information for Old Sentry common stock for the periods indicated below, and have been unable to locate these historical records if in fact such activities in the shares occurred prior to the merger of July 27, 1999 referred to elsewhere in this filing.

     Our stock has traded under the symbol TNOW on the OTC Bulletin Board since August 2, 1999. There were 10,349,304 shares of the registrant's common stock issued and outstanding as of January 14, 2000. The following table shows the high and low bid information for our common stock as reported on the OTC Bulletin Board, which reflect inter-dealer prices without retail mark-up, mark-down or commission, and which may not represent actual transactions.


                                                           High          Low
                                                           ----          ---
Second Quarter from August 2 - September 30, 1999        $ 15.125      $  5.125

Third Quarter from September 30 - December 31, 1999      $ 15.875      $ 10.375

     The closing sale price of our common stock as reported on the OTC Bulletin Board on January 14, 2000 was $13.63 per share. As of that date there were approximately 948 holders of record of our common stock. This includes the number of persons whose stock is in nominee or "street name" accounts through brokers.

     The market price of our common stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in our operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many high technology and Internet-related companies that have often been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for our common stock.

Dividend policy.
----------------

     We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying cash dividends on the common stock.

                             EXECUTIVE COMPENSATION

     Donald R. Mastropietro served as Chief Executive Officer of Old Sentry from its inception in June 1996 until September 30, 1998. During the fiscal year ended March 31, 1999, Mr. Mastropietro received compensation of $10,500. Ms. Teresa B. Crowley served as Chief Executive Officer of Old Sentry from September 30, 1998 until July 23, 1999. During the fiscal year ending March 31, 1999, Ms. Crowley received compensation of $3,000.

     The following table summarizes the annual compensation we paid during the fiscal year ended March 31, 1999 to our current Co-Chief Executive Officers. No person received compensation in excess of $100,000 in that fiscal year. The following table also includes the annualized compensation that we anticipate paying during the current fiscal year to our executive officers whose salary and bonus is anticipated to exceed $100,000 annually during the current fiscal year, for services rendered to us in all capacities.



                                       Annual Summary Compensation Table

                                                                     Other Annual            Long-Term
Name and Principal Position             Annual Compensation          Compensation ($)   Compensation Awards
---------------------------   -------------------------------------  ---------------- -------------------------
                              Year                                                    Securities   Restricted
                              Ended                                                   Underlying     Stock
                              March 31       Salary ($)   Bonus ($)                   Options (#)   Awards ($)
---------------------------------------------------------------------------------------------------------------
John Christopher Noble,
Co-Chief Executive Officer     1999           36,534 (2)                  (1)                       792,830 (7)

Jeff Wasson,
Co-Chief Executive Officer     1999           35,380 (2)                  (1)                       792,830 (7)

Christopher R. Kuhn,
Chief Information Officer
and Vice President of
Development                    (5)          $130,000 (5)      (3)         (1)        250,000 (6)

Whit Ehrler,
Chief Financial Officer and
Vice President of Finance      (5)          $130,000 (5)      (4)         (1)        250,000 (6)

Craig Dayberry,
Database Administrator         (5)          $100,000 (5)                  (1)         30,000 (6)


     (1) Represents personal benefits such as car expenses if in excess of 10% of total annual salary. For the period covered by this registration statement no other annual income had been paid to these Executive Officers.

     (2) Both Messrs. Wasson and Noble's employment agreements have been amended to reflect an increase in salary to $150,000 per year, effective January 1, 2000, as recommended by the compensation committee, comprised of our two independent directors.

     (3) The Employment Agreement with Mr. Kuhn provides that he will receive a non-interest bearing loan of $80,000 after the completion of the first full year of employment which is July 12, 2000. Upon completion of a second full year of employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed up and paid by TravelNow at that time. If Mr. Kuhn voluntarily leaves TravelNow or is terminated for cause or if he fails to remain with TravelNow for the full two-year period, he is obligated to repay the non-interest bearing loan in thirty-two equal monthly installments.

     (4) The Employment Agreement with Mr. Ehrler provides that he will receive a non-interest bearing loan of $80,000 after the completion of the first full year of employment which is August 23, 2000. Upon completion of a second full year of employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by TravelNow at that time. If Mr. Ehrler voluntarily leaves TravelNow or is terminated for cause or if he fails to remain with TravelNow for the full two-year period, he is obligated to repay the non-interest bearing loan in thirty-two equal monthly installments.

     (5) Mr. Kuhn joined TravelNow on July 12, 1999. Mr. Ehrler joined TravelNow on August 23, 1999 and Mr. Dayberry joined TravelNow on September 22, 1999. The salaries set forth above are the annual amounts called for by their respective compensation arrangements with TravelNow.

     (6) See the table following the caption "Option Grants as of January 14, 2000."


                                      -36-

     (7) On May 18, 1999 the date of grant of this stock bonus there was no established market value for these securities. See Note 8 in our Financial Statements. For details with respect to this stock bonus see the material following the caption "Shares Issued as a Stock Bonus."

Option grants as of January 14, 2000.
-------------------------------------

     The following table sets forth information with respect to stock options granted to each of the named executive officers as of January 14, 2000, including the potential realizable value over the 5 year term of the options based on assumed rates of stock appreciation of 5% and 10% compounded annually with respect to those options. The "Value of Unexercisable In-the-Money-Options" is based upon a value of $13.63 per share which was the closing price of our shares on the OTC Bulletin board on January 14, 2000, minus the per share exercise price, multiplied by the number of shares underlying the option. No executive officer exercised stock options during the period covered by this registration statement and none of the stock options granted to the below named executives may be exercised prior to June 12, 2000. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The options set forth below were granted pursuant to separate stock option agreements executed in conjunction with the employment agreements between us and the below named executives. The executives listed below must pay the exercise price by cash or check. We have not adopted a stock option plan.


                                                    Option Grants

                                                  Individual Grants
                                                  -----------------

                             Number of Shares
                            Underlying Options                                              Value of Unexercised
                            Granted Which Were                          Exercise Price     in-the-Money Options at
Name (1)                Unexcercised On 01/14/00 (2)  Exercise Date (3)   ($/ Share)         January 14, 2000 (4)
--------                ----------------------------  -----------------   ----------         --------------------
                                                                                             5%                10%
                                                                                             --                ---
Christopher R. Kuhn (5)           100,000                07/12/2000          $ 1.50      $1,548,130        $1,953,549
                                   50,000                07/12/2002          $15.00
                                   50,000                07/12/2000          $30.00
                                   50,000                07/12/2000          $45.00

H. Whit Ehrler (5)                100,000                08/23/2000          $ 1.50      $1,548,130        $1,953,549
                                   50,000                08/23/2002          $15.00
                                   50,000                08/23/2000          $30.00
                                   50,000                08/23/2000          $45.00


     (1) In addition to the option granted to Messrs Kuhn and Ehrler, set forth in the table above, we have granted to Mr. Dayberry our Data Base Administrator, five separate options to purchase a total of 30,000 shares of our common stock, each option for 6,000 shares, which may be exercised (or will vest) in three equal annual installments commencing with the initial exercise date. The exercise date of the first option covering the initial underlying 6,000 shares is September 22, 2000 with exercise dates of the remaining options being September 22 in each of the following years, 2001, 2002, 2003 and 2004. The

                                      -37-

option price or strike price for each 6,000 share option on each of the exercise dates is $5.00 in 2000, $20.00 in 2001, $35.00 in 2002, $50.00 in 2003, and
$65.00 in 2004. All unexercised options will expire on September 22, 2004 except for the option that may be exercised on September 22, 2004. That option will not expire until December 22, 2004. The initial option, with a strike price of $5.00 per share, is considered an unexercisable in-the-money option as of the date of this filing. The value of this unexercisable in-the-money-option is based upon a value of $13.63 per share which was the closing price of our shares on the OTC Bulletin Board on January 14, 2000, minus the per share exercise price, multiplied by the number of shares underlying the option. The potential realizable value of this unexercisable in the money option assuming an annual rate of appreciation of 5% and 10% is $66,086 and $83,392 respectively.

     (2) All options are considered unqualified options under the Internal Revenue Code, therefore, upon their exercise, the employee will realize taxable gain equal to the difference between the fair market value as of the exercise date and the exercise price.

     (3) Options are exercisable in three equal installments (i.e., 33% of the shares may be purchased per installment). The first installment may be exercised on the exercise date set forth in the table above with the balance of the options exercisable in two equal installments on the two succeeding anniversary dates following the exercise date. Certain of the installments are not exercisable until the end of Messrs. Kuhn and Ehrler's five year option agreements. Messrs. Kuhn and Ehrler have an additional ninety days after the end of the five-year period to exercise the options with respect to those installments.

     (4) The closing price of our shares on the OTC Bulletin Board on January 14, 2000 was $13.63. The first installments of the initial options granted to Messrs. Kuhn, Ehrler and Dayberry are exercisable on July 23, 2000, August 23, 2000 and September 22, 2000 respectively.

     (5) As of the date of this filing we have issued stock options covering 530,000 shares of our common stock no par value. Mr. Kuhn holds 47% of those options, Mr. Ehrler holds 47% of those options and Mr. Dayberry holds 6% of those options. At the time of this filing, other than the foregoing options, we have not issued any other options covering our common stock and have not adopted an employee or other stock option plan.

Adjustments in the Event of Recapitalization, Merger of the Company

     Under our stock option agreements with the executives named above, in the event of a corporate reorganization, the executives named above will have the right to exercise any unexpired option whether currently exercisable or not as to any installments.

Audit committee.
----------------

     In December 1999, the Board of Directors formed the audit committee for the purpose of reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent public accountants. Bill Perkin and Jerry Rutherford constitute the audit committee.

Compensation committee.
-----------------------

     In December 1999, the Board of Directors formed the compensation committee. The compensation committee reviews and recommends to the board the compensation and benefits of all of our officers and reviews general policy relating to compensation and benefits of our employees.

     The compensation committee will also administer our stock option plans. Bill Perkin and Jerry Rutherford constitute the compensation committee.

Compensation of Directors.
--------------------------

     Directors who are also employees are not separately compensated. Non-employee directors are not currently compensated but may be compensated in the future.

Employment Agreements.
----------------------

     Employment Agreement with Jeff Wasson, President and Co-Chief Executive Officer

     Mr. Wasson's employment agreement is for a term of five (5) years, from October 1, 1999 to September 30, 2004 and calls for participation in all employee benefit programs. Effective January 1, 2000, Mr. Wasson's employment agreement was amended to include a base salary of $150,000 per year for the remainder of the term. In the event of a termination of executive by us without cause, we shall make a lump sum payment to Mr. Wasson equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the employment agreement, Mr. Wasson will be paid a lump sum equal to this base salary. In addition, Mr. Wasson agrees not to directly or indirectly solicit or have contact with (1) our travel suppliers,
(2) GDS systems or (2) our employees or customers for two years after termination of employment. However, we cannot give any assurance that these provisions will be enforceable.

     Employment Agreement with John Christopher Noble, Co-Chief Executive
     Officer

     Mr. Noble's employment agreement is for a term of five (5) years, from October 1, 1999 to September 30, 2004 and calls for participation in all employee benefit programs. Effective January 1, 2000, Mr. Noble's employment agreement was amended to include a base salary of $150,000 per year for the remainder of the term. In the event of a termination of executive by us without cause, we shall make a lump sum payment to Mr. Noble equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the employment agreement, Mr. Noble will be paid a lump sum equal to his base salary. In addition, Mr. Noble agrees not to directly or indirectly solicit or have contact with (1) our travel suppliers,
(2) GDS systems or (2) our employees or customers for two years after termination of employment. However, we cannot give any assurance that these provisions will be enforceable.

     Employment Agreement with Christopher R. Kuhn, Chief Information Officer and Vice President, Development

     The term of Mr. Kuhn's agreement is for five (5) years, from July 12, 1999 to July 11, 2004 and calls for participation in all employee benefit programs.

     Mr. Kuhn's employment agreement calls for a base salary of $130,000 per year and receipt of a non-interest bearing loan of $80,000 after the completion of the first full year of continuous full-time employment. Upon completion of a second full year of continuous full-time employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by us at that time. If Mr. Kuhn voluntarily leaves, or is discharged for cause before the completion of the two year period, he is obligated to repay the non-interest bearing loan in equal monthly installments over a period of thirty-two (32) months.

     In the event of a termination of executive by us without cause, we shall make a lump sum payment to Mr. Kuhn equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the employment agreement, Mr. Kuhn will be paid a lump sum equal to his base salary. In addition, Mr. Kuhn agrees not to directly or indirectly solicit or have contact with (1) our travel suppliers, (2) GDS systems or (2) our employees or customers for two years after termination of employment. We cannot give any assurance that these provisions will be enforceable.

     Employment Agreement with H. Whit Ehrler, Chief Financial Officer and Vice President, Finance

     The term of Mr. Ehrler's agreement is for five (5) years from August 23, 1999 to August 22, 2004 and calls for participation in all employee benefit programs.

     Mr. Ehrler's employment agreement calls for a base salary of $130,000 per year and receipt of a non-interest bearing loan of $80,000 after the completion of the first full year of continuous full-time employment. Upon completion of a second full year of continuous full-time employment, the loan of $80,000 will be forgiven and all state and federal income taxes related to such forgiveness will be grossed-up and paid by us at that time. If Mr. Ehrler voluntarily leaves or is discharged for cause before the completion of the two year period, he is obligated to repay the non-interest bearing loan in equal monthly installments over a period of thirty-two months.

     In the event of a termination of executive by us without cause, we shall make a lump sum payment to Mr. Ehrler equal to his base salary for the remainder of that year. Thereafter, on each remaining anniversary date for the balance of the term of the employment agreement, Mr. Ehrler will be paid a lump sum equal to his base salary. In addition, Mr. Ehrler agrees not to directly or indirectly solicit or have contact with (1) our travel suppliers, (2) GDS systems or (2) our employees or customers for two years after termination of employment. However, we cannot give any assurance that these provisions will be enforceable.

                                 LEGAL OPINION
                                 -------------

     Shook, Hardy & Bacon L.L.P. has given its opinion as attorneys-at-law that the shares offered for sale herein have been fully paid, validly issued and are non-assessable.

                                    EXPERTS
                                    -------

     Our financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       CHANGES IN AND DISAGREEMENTS WITH
                ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURE
                -------------------------------------------------

     During the most recent two fiscal years and any later interim periods, the principal independent accountant has not resigned, declined to stand for reelection, or been dismissed as a result of any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and during such periods, the principal accountant's reports on our financial statements have not contained an adverse opinion or disclaimer of opinion and have not been modified as to uncertainty, audit scope, or accounting principles. However, in anticipation of the preparation of the audited financial statements contained herein, the Company (TravelNow of Missouri) appointed Deloitte & Touche LLP as its independent auditors. Upon consummation of the Merger effective as of July 27, 1999 and upon approval by the Board of Directors, Deloitte & Touche LLP became our independent accountants. This change was noted in our Current Report on Form 8-K filed on August 6, 1999.

                               TRAVELNOW.COM INC.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report ..............................................F-2

Statements of Operations for the Years Ended March 31, 1999
  and 1998, and the Three Month Periods Ended June 30, 1999
  and 1998 (Unaudited).................................................... F-3

Balance Sheets for March 31, 1999 and 1998 and June 30, 1999
  and 1998 (Unaudited).................................................... F-4

Statements of Stockholders' Equity (Deficit) for the Years
  Ended March 31, 1999 and 1998, and the Three Month Period
  Ended June 30, 1999 (Unaudited)......................................... F-5

Statements of Cash Flows for the Years Ended March 31, 1999
  and 1998, and the Three Month Periods Ended June 30, 1999
  and 1998 (Unaudited).................................................... F-6

Notes to Financial Statements..............................................F-7

Statement of Operations for the Three Month and Six Month Periods
  Ended September 30, 1999 and 1998 (Unaudited)........................... F-14

Balance Sheet for September 30, 1999 (Unaudited).......................... F-15

Statement of Stockholders' Equity/(Deficit) for the Six Month
  Period Ended September 30, 1999 (Unaudited)............................. F-16

Statements of Cash Flows for the Six Month Periods Ended
  September 30, 1999 and 1998 (Unaudited)................................. F-17

Notes to Condensed Financial Statements (Unaudited)....................... F-18

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
TravelNow.Com Inc.

We have audited the balance sheets of TravelNow.Com Inc. (the "Company") as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TravelNow.Com Inc. as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP


Little Rock, Arkansas
October 1, 1999
(January 5, 2000 as to the third and fourth paragraphs of Note 10)



TRAVELNOW.COM INC.


STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998, AND THE THREE MONTH PERIODS
  ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------


                                                                                          Three Month
                                                Years Ended March 31,                Periods Ended June 30,
                                           -----------------------------          -----------------------------
                                              1999              1998                1999                1998
                                              ----              ----                ----                ----
                                                                                          (unaudited)
REVENUES                                   $ 886,172          $ 345,677           $ 381,449           $ 155,701

COST OF REVENUES                             532,050            149,445             284,214              50,427
                                           ---------          ---------           ---------           ---------
GROSS PROFIT                                 354,122            196,232              97,235             105,274
                                           ---------          ---------           ---------           ---------

OPERATING EXPENSES:
  Sales and marketing                         86,258             29,953              29,519               6,235
  General and administrative                 240,380            187,248             164,867              43,309
  Stock-based compensation                      --                8,110             650,000                --
                                           ---------          ---------           ---------           ----------
            Total operating expenses         326,638            225,311             844,386              49,544
                                           ---------          ---------           ---------           ---------

INCOME (LOSS) FROM OPERATIONS
  BEFORE INCOME TAX                           27,484            (29,079)           (747,151)             55,730

INCOME TAX EXPENSE (BENEFIT)                    --                 --                  --                  --
                                           ---------          ---------           ---------           ---------
NET INCOME (LOSS)                          $  27,484          $ (29,079)          $(747,151)          $  55,730
                                           =========          =========           =========           =========

NET INCOME (LOSS) PER SHARE:
  Basic and diluted                             0.01              (0.01)              (0.29)               0.02
                                           =========          =========           =========           =========


See notes to the financial statements.

                                                         F-3


TRAVELNOW.COM INC.


BALANCE SHEETS
MARCH 31, 1999 AND 1998 AND JUNE 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
                                                          March 31,                              June 30,
                                                -------------------------------       ------------------------------
                                                   1999                 1998            1999               1998
                                                   ----                 ----            ----               ----
ASSETS                                                                                          (unaudited)

CURRENT ASSETS:
  Cash and cash equivalents                     $     6,227        $     3,849        $    51,314        $        98
  Accounts receivable                               106,562             43,692            173,494             64,821
                                                -----------        -----------        -----------        -----------
          Total current assets                      112,789             47,541            224,808             64,919
PROPERTY AND EQUIPMENT, Net                          46,345             37,643             54,281             37,059
                                                -----------        -----------        -----------        -----------
TOTAL                                           $   159,134        $    85,184        $   279,089        $   101,978
                                                ===========        ===========        ===========        ===========

LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                              $    83,066        $    44,716        $   100,151        $    42,726
  Accrued liabilities                                44,596             27,180             51,152             10,034
  Current portion of notes payable                   58,538             55,238             55,838             45,238
  Notes payable to stockholders                      10,000             14,000              6,000              6,000
                                                -----------        -----------        -----------        -----------
          Total current liabilities                 196,200            141,134            213,141            103,998

NOTES PAYABLE,
  less current portion                                 --                8,600               --                6,800
                                                -----------        -----------        -----------        -----------
          Total liabilities                         196,200            149,734            213,141            110,798

COMMITMENTS AND
  CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, par value $0.01, authorized
    3,000,000 shares, issued and outstanding
    2,255,000 shares at March 31, 1999 and
    1998, and June 30, 1998, and 2,906,800
    shares at June 30, 1999                          22,550             22,550             29,068             22,550
  Additional paid-in capital                        257,701            257,701          1,101,348            257,701
  Accumulated deficit                              (317,317)          (344,801)        (1,064,468)          (289,071)
                                                -----------        -----------        -----------        -----------
          Total stockholders' equity (deficit)      (37,066)           (64,550)            65,948             (8,820)
                                                -----------        -----------        -----------        -----------
TOTAL                                           $   159,134        $    85,184        $   279,089        $   101,978
                                                ===========        ===========        ===========        ===========


See notes to the financial statements.

                                                              F-4


TRAVELNOW.COM INC.


STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998, AND THE THREE MONTH PERIOD
 ENDED JUNE 30, 1999 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------------------


                                                   Common Stock               Additional
                                            ---------------------------        Paid-In        Accumulated       Stockholders'
                                               Shares          Amount          Capital          Deficit        Equity (Deficit)
                                               ------          ------          -------          -------        ----------------

BALANCE, MARCH 31, 1997                      2,055,000      $    20,550      $   251,591      $  (315,722)      $   (43,581)

  Net loss                                        --               --               --            (29,079)          (29,079)
  Stock issued for services                    200,000            2,000            6,110             --               8,110
                                           -----------      -----------      -----------      -----------       -----------

BALANCE, MARCH 31, 1998                      2,255,000           22,550          257,701         (344,801)          (64,550)

  Net income                                      --               --               --             27,484            27,484
                                           -----------      -----------      -----------      -----------       -----------

BALANCE, MARCH 31, 1999                      2,255,000           22,550          257,701         (317,317)          (37,066)

  Net loss (unaudited)                            --               --               --           (747,151)         (747,151)
  Capital contribution (unaudited)                --               --            199,985             --             199,985
  Stock bonus (unaudited)                      650,000            6,500          643,500             --             650,000
  Stock issued (unaudited)                       1,800               18              162             --                 180
                                           -----------      -----------      -----------      -----------       -----------
BALANCE, JUNE 30, 1999
  (UNAUDITED)                                2,906,800      $    29,068      $ 1,101,348      $(1,064,468)      $    65,948
                                           ===========      ===========      ===========      ===========       ===========



See notes to the financial statements.

                                                                   F-5


TRAVELNOW.COM INC.


STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998, AND THE THREE MONTH PERIODS
  ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Three Month Periods
                                                                               Years Ended March 31,            Ended June 30,
                                                                             -------------------------     ------------------------
                                                                                 1999          1998          1999           1998
                                                                                 ----          ----          ----           ----
                                                                                                                  (unaudited)
OPERATING ACTIVITIES:
  Net income (loss)                                                          $  27,484      $ (29,079)     $(747,151)     $  55,730
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in) operating activities:
    Stock based compensation                                                      --            8,110        650,000           --
    Depreciation and amortization                                               18,120         20,378          4,736          4,530
    Loss on disposal of property and equipment                                    --            9,781           --             --
    Changes in operating assets and liabilities:
      Increase in accounts receivable                                          (62,870)       (27,537)       (66,932)       (21,129)
      Increase (decrease) in accounts payable                                   38,350         22,849         17,085         (1,990)
      Increase (decrease) in accrued liabilities                                17,416        (12,102)         6,556        (17,146)
                                                                             ---------      ---------      ---------      ---------
            Net cash provided by (used in) operating activities                 38,500         (7,600)      (135,706)        19,995

INVESTING ACTIVITIES:
  Acquisition of property and equipment                                        (26,822)       (18,074)       (12,672)        (3,946)
                                                                             ---------      ---------      ---------      ---------
            Net cash used in investing activities                              (26,822)       (18,074)       (12,672)        (3,946)

FINANCING ACTIVITIES:
  Proceeds from capital contribution                                              --             --          199,985           --
  Proceeds from sale of stock                                                     --             --              180           --
  Proceeds from notes payable to stockholders                                    4,000          7,000           --             --
  Repayments of notes payable to stockholders                                   (8,000)        (1,000)        (4,000)        (8,000)
  Proceeds from notes payable                                                   15,500         44,438           --             --
  Repayments of notes payable                                                  (20,800)       (23,188)        (2,700)       (11,800)
                                                                             ---------      ---------      ---------      ---------
            Net cash provided by (used in) financing activities                 (9,300)        27,250        193,465        (19,800)

            Net increase (decrease) in cash and cash equivalents                 2,378          1,576         45,087         (3,751)

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                            3,849          2,273          6,227          3,849
                                                                             ---------      ---------      ---------      ---------

  End of period                                                              $   6,227      $   3,849      $  51,314      $      98
                                                                             =========      =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
  Cash paid during the period for:
    Interest                                                                 $   4,609      $   1,289      $   2,897      $   1,268
                                                                             =========      =========      =========      =========

NONCASH TRANSACTIONS:
  Exchange of office space for software                                      $     800      $     800      $    --        $    --
                                                                             =========      =========      =========      =========

  Exchange of advertising                                                    $  43,500      $    --        $    --        $    --
                                                                             =========      =========      =========      =========

  Exchange of common stock for
    services performed                                                       $    --        $   8,110      $    --        $    --
                                                                             =========      =========      =========      =========

See notes to the financial statements.

                                                                  F-6

TRAVELNOW.COM INC.


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998, AND THE THREE MONTH PERIODS
  ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Description of Business - In April 1995, TravelNow.com Inc. (the "Company") (formerly known as TravelNow Global Reservation Network, Inc.) began operations as an Internet-based travel company located in Springfield, Missouri. The Company's Web site, www.travelnow.com, allows travelers to make hotel, car, and airline reservations electronically using the Internet. The Company earns commissions for each reservation resulting in the traveler using the services reserved.

     On May 25, 1999, the Company authorized a 50:1 stock dividend. Retroactive recognition has been given to this dividend for all periods presented.

     On July 23, 1999, the Company completed a merger with Sentry Accounting, Inc. ("Sentry"). Under the terms of the merger, the shares of the Company were exchanged for shares of Sentry on a 1.97:1.0 ratio. The merged company operates under the name TravelNow.com Inc. ("TravelNow"). The merger resulted in shareholders of the Company owning approximately 75% of the outstanding stock of TravelNow. These shares are restricted from trading for a twelve-month period. Sentry's assets, liabilities, revenues and expenses are immaterial. The assets and liabilities of the combined Company and Sentry were recorded in the merger at historical cost.

     Certain Risks and Concentrations - The Company has experienced cumulative operating losses, and its operations are subject to certain risks and uncertainties including, among others, risks and costs associated with technology and regulatory trends, evolving industry standards, dependence on its network infrastructure, key employees and suppliers, growth management, actual and prospective competition by entities with greater financial and other resources, the development of the Internet market and need for additional capital. There can be no assurance that the Company will be successful in sustaining profitability and positive cash flow in the future.

     The Company is potentially subject to a concentration of credit risk from its accounts receivable. The Company considers the need for allowances for potential credit losses and records such allowances if necessary. Historically, such losses have not been significant.

     Commissions and related revenues accounted for 87% and 92% of total net revenues for the years ended March 31, 1999 and 1998, respectively. The Company relies on unrelated service entities to accumulate, process, and remit a significant portion of these revenues. Discontinuance of these services could result in disruption to the Company's business and accordingly could have a material adverse effect on the Company's results of operations, financial position, and cash flows.

     Cash and Cash Equivalents - Cash and cash equivalents include all short-term, highly liquid investments purchased with a maturity date at acquisition of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

     Property and Equipment - Property and equipment are recorded at cost and depreciated using an accelerated method over their estimated useful lives ranging from 3-10 years. Expenditures for maintenance and repairs are expensed when incurred.

     Long-Lived Assets - The Company periodically evaluates the recoverability of its long-lived assets and would recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date. The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

     Revenue Recognition - Commissions earned are recognized on the traveler's planned departure date as to hotels, planned return date as to rental cars, and reservation date as to airlines, all net of allowances for cancellations and credit risk. Banner advertising revenues are derived from other companies advertising on the Company's Web site and are recognized upon display of the advertising on the Web site, or over the display period depending on several factors including the term of the display agreement.

     Cost of Revenues - Cost of revenues is predominantly comprised of transaction and personnel costs including software and telecommunications costs associated with operating the Company's reservation system, traveler support, outside consultants, and commission sharing with affiliates. The Company does not allocate the costs of facilities or other indirect expense items attributable to revenue generation activities to cost of revenues. Such costs and expenses are included in general and administrative expenses.

     Use of Estimates - Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Common Stock-Based Compensation - The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, issued by the Financial Accounting Standards Board ("FASB").

     Interim Financial Statements - The balance sheets as of June 30, 1999 and 1998, and the statements of operations, shareholders' equity (deficit) and cash flows for the three month periods ended June 30, 1999 and 1998, have been prepared by the Company without audit. In the opinion of management, all adjustments (which included only normal, recurring adjustments) necessary to present fairly the financial position at June 30, 1999 and 1998, and the results of operations and cash flows for the three months ended June 30, 1999 and 1998, have been made. The results of operations for the three months ended June 30, 1999, are not necessarily indicative of the results to be expected for the full year.

     Income Taxes - Income taxes are accounted for using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the temporary differences between financial statement carrying amounts and related tax bases of assets and liabilities. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that a tax benefit will not be realized by the Company.

     Recently Issued Accounting Standards - In June 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") was issued. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. Management is in the process of evaluating the effect, if any, SFAS No. 133 will have on its financial position and results of operations.

     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998, and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Prior to the effective date of SOP 98-1, the Company expensed all costs of computer software developed for internal use. Management is currently evaluating the impact of SOP 98-1 and believes that costs similar in nature to costs expensed prior to the SOP's effective date will be capitalized. However, management is unable to determine the amount of costs expensed in periods prior to the effective date that would have been capitalized had SOP 98-1 been effective during these periods.

     Net Income or Loss Per Share - The Company computes net income or loss per share in accordance with SFAS No. 128, Earnings Per Share, which requires dual presentation of basic earnings per share ("EPS") and diluted EPS.

2.    PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                                    March 31,                             June 30,
                                          ----------------------------          -----------------------------
                                             1999              1998               1999               1998
                                             ----              ----               ----               ----
                                                                                          (unaudited)

Computer hardware and software            $  73,140          $  52,630          $  84,993          $  55,776
Furniture and office equipment               16,634             10,322             17,453             11,122
                                          ---------          ---------          ---------          ---------
                                             89,774             62,952            102,446             66,898
Less accumulated depreciation               (43,429)           (25,309)           (48,165)           (29,839)
                                          ---------          ---------          ---------          ---------
            Net property and equipment    $  46,345          $  37,643          $  54,281          $  37,059
                                          =========          =========          =========          =========



     Total depreciation expense for the years ended March 31, 1999 and 1998, and the three month periods ended June 30, 1999 and 1998 (unaudited), was $18,120, $20,378, $4,736 and $4,530, respectively.

3.  NOTES PAYABLE

    Notes payable consists of the following:

                                                     March 31,           June 30,
                                                -----------------   -----------------
                                                  1999      1998      1999      1998
                                                  ----      ----      ----      ----
                                                                       (unaudited)
     Line of credit bearing interest at 9.5%,
       due September 1, 1999, interest due
       monthly, collateralized by personal
       guaranties of various shareholders       $49,938   $44,438   $49,938   $34,438

     Note payable, bearing no interest,
       due July 1999                              8,600    19,400     5,900    17,600
                                                -------   -------   -------   -------

                                                 58,538    63,838    55,838    52,038

     Less portion due within one year            58,538    55,238    55,838    45,238
                                                -------   -------   -------   -------

                 Total notes payable
                    less current portion        $  --     $ 8,600   $  --     $ 6,800
                                                =======   =======   =======   =======


     Notes payable to stockholders consists of the following:

                                                    March 31,          June 30,
                                               -----------------   ----------------
                                                1999       1998     1999      1998
                                                ----       ----     ----      ----
                                                                     (unaudited)
     Note payable to stockholder, bearing
       interest at 8.5%, due on demand,
       unsecured                               $  --     $ 5,000   $  --     $  --

     Note payable to stockholder, bearing
       interest at 8.5%, due on demand,
       unsecured                                  --       3,000      --        --

     Note payable to stockholder, bearing no
       interest, due on demand, unsecured        4,000      --        --        --

     Note payable to stockholder, bearing
       interest at 8.5%, due on demand,
       unsecured                                 2,000     2,000     2,000     2,000

     Note payable to stockholder, bearing
       interest at 8.38%, due on demand,
       unsecured                                 2,000     2,000     2,000     2,000

     Note payable to stockholder, bearing no
       interest, due on demand,
       unsecured                                 2,000     2,000     2,000     2,000
                                               -------   -------   -------   -------

                 Total notes payable
                   to stockholders             $10,000   $14,000   $ 6,000   $ 6,000
                                               =======   =======   =======   =======

     The weighted average rate for notes payable at March 31, 1999 and 1998, and June 30, 1999 and 1998 (unaudited), were 7.7%, 6.0%, 8.5%, and 6.5%, respectively.


4.  RELATED PARTY TRANSACTIONS

     A stockholder of the Company provides access to travel services for the Company. The Company reimburses the stockholder on a periodic basis. Amounts payable to the stockholder as of March 31, 1999 and 1998, and June 30, 1999 and 1998 (unaudited), were $15,378 and $15,357, $9,636, and
     $4,564, respectively.

5.    COMMITMENTS AND CONTINGENCIES

     The Company is obligated under various operating leases for property and equipment as follows as of March 31, 1999:

        Years ending March 31:
                2000                                      $  56,026
                2001                                         32,753
                2002                                         15,818
                2003                                            782
                                                          ---------
                      Total                               $ 105,379
                                                          =========

     Total rental expense for the years ended March 31, 1999 and 1998, and the three month periods ended June 30, 1999 and 1998 (unaudited), was approximately $23,550, $17,710, $13,864 and $2,565, respectively.


6.   INCOME TAXES

                                           Years Ended            Three Month Periods
                                             March 31,              Ended June 30,
                                      ----------------------    ----------------------
                                         1999         1998         1999         1998
                                         ----         ----         ----         ----
                                                                      (unaudited)
     Current tax expense              $  21,409    $    --      $    --      $  11,753
     Deferred tax expense (benefit)     (15,393)      (8,725)    (266,652)     (10,020)
     Benefit of net operating
       loss carryforward                (21,409)        --           --        (11,753)
     Change in deferred tax asset
       valuation allowance               15,393        8,725      266,652       10,020



     No provision for income taxes has been recorded because the Company has predominantly incurred net losses since inception and the Company has received no benefit for such losses. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

     Net deferred tax assets at March 31, 1999 and 1998, and June 30, 1999 and 1998 (unaudited), are comprised of the following:

                                                          March 31,                June 30,
                                                  ----------------------    ----------------------
                                                    1999          1998         1999         1998
                                                    ----          ----         ----         ----
                                                                                  (unaudited)
     Assets:
       Net operating loss carryforward            $ 103,314    $ 124,723    $ 389,099    $ 112,970
       Property and equipment                          --          7,428         --          5,319
       Other                                         10,726         --           --            114
                                                  ---------    ---------    ---------    ---------
                 Total deferred tax assets          114,040      132,151      389,099      118,403

     Liabilities:
       Property and equipment                         1,009         --            956         --
       Other                                           --          3,728        8,460         --
                                                  ---------    ---------    ---------    ---------
                 Total deferred tax liabilities       1,009        3,728        9,416         --
                                                  ---------    ---------    ---------    ---------
                 Net deferred tax assets            113,031      128,423      379,683      118,403
     Deferred tax asset valuation allowance        (113,031)    (128,423)    (379,683)    (118,403)
                                                  ---------    ---------    ---------    ---------
                                                  $    --      $    --      $    --      $    --
                                                  =========    =========    =========    =========


     The difference between the statutory rate of approximately 38% and the tax expense (benefit) of zero recorded by the Company is primarily due to the Company's full valuation allowance against its net deferred tax assets.

     At  March  31,  1999,   the  Company  had  available  net  operating   loss
     carryforwards of $270,988. These carryforwards expire from 2015 to 2018.

7.   SHAREHOLDERS' EQUITY (DEFICIT)

     During the year ended March 31, 1998, the Company issued 200,000 shares of common stock in exchange for services provided by an outside party. The shares issued were recorded at the estimated fair value of the services provided, which was $8,110.

8.   STOCK COMPENSATION (UNAUDITED)

     On May 18, 1999, the stockholders of the Company unanimously voted to grant stock bonuses to certain key employees of the Company. The number of shares granted after giving retroactive effect to the subsequent stock dividend totaled 650,000 shares. The Company has recognized compensation expense of $650,000 in the statement of operations for the three month period ended June 30, 1999 (unaudited), for the stock bonus. The compensation was based on the stock price in transactions occurring near the date of the stock grant.

9.   EARNINGS PER SHARE

     A reconciliation of shares used in calculation of basic and diluted and unaudited pro forma net earnings per share follows:


                                                            March 31,                    June 30,
                                                   -------------------------    -------------------------
                                                       1999          1998           1999          1998
                                                       ----          ----           ----          ----
                                                                                       (unaudited)
     Net income (loss)                             $    27,484   $   (29,079)   $  (747,151)   $    55,730
                                                   ===========   ===========    ===========    ===========

     Net income (loss) per common share:
       Basic                                              0.01         (0.01)         (0.29)          0.02
       Diluted                                            0.01         (0.01)         (0.29)          0.02

     Reconciliation of weighted average shares:
       Shares used in computing basic net
       income (loss) per share                       2,255,000     2,255,000      2,580,900      2,255,000

     Shares used in computing diluted net income
       (loss) per share                              2,255,000     2,255,000      2,580,900      2,255,000


     There were no potentially dilutive securities as of March 31, 1999 and 1998, and June 30, 1999 and 1998 (unaudited).

10.  SUBSEQUENT EVENTS (UNAUDITED)

     Certain stockholders of Sentry agreed to make capital contributions of $500,000 to the Company in contemplation of the merger between the two companies described in Note 1. The Company's right to keep the contributions as equity was contingent upon completion of the merger. As of June 30, 1999 (unaudited), approximately $200,000 of the contributions had been received. The remaining $300,000 was received in July and August 1999.

     Also, subsequent to the merger discussed in Note 1 to the financial statements, TravelNow granted options on 530,000 shares of TravelNow common stock to employees. The options have exercise prices ranging from $1.50 per share to $65.00 per share and exercise dates from July 2000 to September 2002 for 500,000 of the shares and September 2000 to September 2004 for 30,000 shares. Additionally, TravelNow entered into employment agreements with employees providing for aggregate compensation from annual salaries of $390,000 for a period of 5 years and debt forgiveness of $160,000 in the employees' second year of employment.

     On November 17 1999, TravelNow issued 25,000 shares of its common stock for $250,000.

     TravelNow issued 500,000 shares of 8% cumulative, Class A Convertible Preferred Stock on January 5, 2000, in exchange for cash of $4,500,000. The Class A Convertible Preferred Stock is automatically convertible in a one-to-one ratio to common shares upon the effectiveness of a registration statement intended to be filed by TravelNow. Certain specified events may affect the conversion ratio. Management plans to register common shares sufficient to permit a full conversion of the Class A Convertible Preferred Stock. If the registration statement does not become effective by December 31, 2000, or the common shares are not listed on the Nasdaq SmallCap Market or Nasdaq National Market System by December 31, 2000, the holders of the Class A Convertible Preferred Stock have the right to require TravelNow to purchase all of the shares and pay any accumulated dividends.


                                      TRAVELNOW.COM INC.
                                  STATEMENTS OF OPERATIONS
                 THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                                          (Unaudited)



                                         Three Months Ended             Six Months Ended
                                            September 30                   September 30
                                     --------------------------    ---------------------------
                                        1999            1998           1999            1998
                                     -----------    -----------    -----------     -----------

Total Revenues                       $ 1,023,452    $   252,471    $ 1,404,901     $   408,172
Cost of Revenues                         511,120        115,143        795,334         165,570
                                     -----------    -----------    -----------     -----------
     Gross Profit                        512,332        137,328        609,567         242,602
                                     -----------    -----------    -----------     -----------

Operating Expenses
     Sales and Marketing                  34,647          1,505         64,166           7,740
     General and Administrative          431,298         61,970        596,165         105,279
     Stock-Based Compensation                  0              0        650,000               0
                                     -----------    -----------    -----------     -----------
          Total Operating Expenses       465,945         63,475      1,310,331         113,019
                                     -----------    -----------    -----------     -----------

Income/(Loss) Before Taxes                46,387         73,853       (700,764)        129,583
Provision for Income Taxes                     0              0              0               0
                                     -----------    -----------    -----------     -----------
     Net Income/(Loss)               $    46,387    $    73,853    ($  700,764)    $   129,583
                                     ===========    ===========    ===========     ===========

Average Number of Shares
Of Common Stock Outstanding            9,465,052      6,009,518      8,171,543       6,009,518

Net Income/(Loss) Per Share
     Basic                           $     0.005    $     0.012    ($    0.086)    $     0.022
     Diluted                         $     0.005    $     0.012    ($    0.086)    $     0.022

As a Percent of Total Revenues
----------------------------------

Total Revenues                             100.0%         100.0%         100.0%          100.0%
Cost of Revenues                            50.0%          45.6%          56.6%           40.6%
                                     -----------    -----------    -----------     -----------
     Gross Profit                           50.0%          54.4%          43.4%           59.4%
                                     -----------    -----------    -----------     -----------

Operating Expenses
     Sales and Marketing                     3.4%           0.6%           4.6%            1.9%
     General and Administrative             42.1%          24.5%          42.4%           25.8%
     Stock-Based Compensation                0.0%           0.0%          46.3%            0.0%
                                     -----------    -----------    -----------     -----------
          Total Operating Expenses          45.5%          25.1%          93.3%           27.7%
                                     -----------    -----------    -----------     -----------

Income/(Loss) Before Taxes                   4.5%          29.3%         (49.9%)          31.7%

Provision for Income Taxes                   0.0%           0.0%           0.0%            0.0%
                                     -----------    -----------    -----------     -----------
     Net Income/(Loss)                       4.5%          29.3%         (49.9%)          31.7%
                                     ===========    ===========    ===========     ===========


See notes to condensed financial statements.

                                            F-14

                               TRAVELNOW.COM INC.
                                 BALANCE SHEETS
                               SEPTEMBER 30, 1999
                                  (Unaudited)




ASSETS

Cash and Cash Equivalents                                           $   234,473
Accounts Receivable                                                     462,522
                                                                    -----------
     Current Assets                                                     696,995

Property and Equipment - Net                                             90,602
Construction In Process - Software                                      164,455
Investment - Nippon TravelNow, K.K                                       42,468
                                                                    -----------
     Total Assets                                                   $   994,520
                                                                    ===========


LIABILITIES AND STOCKHOLDERS'
EQUITY

Accounts Payable                                                    $   468,928
Accrued Liabilities                                                     113,257
Notes Payable - Current Portion                                               0
Notes Payable to Stockholders                                                 0
                                                                    -----------
     Current Liabilities                                                582,185

Notes Payable Less Current Portion                                            0
                                                                    -----------
     Total Liabilities                                                  582,185
                                                                    -----------

Common Stock                                                                  0
Additional Paid-In Capital                                            1,430,416
Accumulated Deficit                                                  (1,018,081)
                                                                    -----------
     Stockholders' Equity                                               412,335
                                                                    -----------

     Total Liabilities and Equity                                   $   994,520
                                                                    ===========


See notes to condensed financial statements.


                                              TRAVELNOW.COM INC.
                                  STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)
                                  SIX MONTH PERIOD ENDED SEPTEMBER 30, 1999
                                                 (Unaudited)


                                                   COMMON STOCK           ADDITIONAL
                                             -------------------------     PAID-IN      ACCUMULATED   STOCKHOLDERS'
                                                SHARES       AMOUNT        CAPITAL        DEFICIT    EQUITY/(DEFICIT)
                                             -----------   -----------    -----------   -----------  ---------------

BALANCE - MARCH 31, 1999                       6,009,518        22,550        257,701      (317,317)       (37,066)

    Net Loss                                           0             0              0      (700,764)      (700,764)
    Capital Contributions                              0             0        499,985             0        499,985
    Stock Bonus                                1,732,233         6,500        643,500             0        650,000
    Stock Issued                                   4,797            18            162             0            180
    Acquisition by Sentry Accounting, Inc.             0       (29,068)        29,068             0              0
    Merger Into Sentry Accounting, Inc.        2,577,756             0              0             0              0
                                             -----------   -----------    -----------   -----------    -----------

BALANCE - SEPTEMBER 30, 1999                  10,324,304   $         0    $ 1,430,416   ($1,018,081)   $   412,335
                                             ===========   ===========    ===========   ===========    ===========









See notes to condensed financial statements.


                                       F-16


                               TRAVELNOW.COM INC.
                            STATEMENTS OF CASH FLOWS
               SIX MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (Unaudited)


                                                              1999          1998
                                                            ---------    ---------
OPERATING ACTIVITIES:
     Net Income/(Loss)                                      ($700,764)   $ 129,583
     Adjustments to reconcile net income/(loss) to
     net cash provided by/(used in) operating activities:
          Stock-based compensation                            650,000            0
          Depreciation and amortization                         9,472        9,958
          Loss on disposal of property and equipment                0            0
          Changes in operating assets and liabilities:
               Accounts receivable                           (355,960)     (76,089)
               Accounts payable                               249,652       (9,565)
               Accrued liabilities                             68,661       (6,767)
                                                            ---------    ---------
     Net Cash Provided By/(Used In) Operating Activities      (78,939)      47,120
                                                            ---------    ---------

INVESTING ACTIVITIES:
     Acquisition of property and equipment                    (53,729)      (4,830)
     Software Construction in Process                         (28,245)           0
     Investment in Nippon TravelNow, K.K                      (42,468)           0
                                                            ---------    ---------
     Net Cash Used In Investing Activities                   (124,442)      (4,830)
                                                            ---------    ---------

FINANCING ACTIVITIES:
     Proceeds from capital contributions                      499,985            0
     Proceeds from sale of stock                                  180            0
     Proceeds from notes payable to stockholders                    0            0
     Repayments of notes payable to stockholders              (10,000)      (8,000)
     Proceeds from notes payable                                    0       10,000
     Repayments of notes payable                              (58,538)     (14,500)
                                                            ---------    ---------
     Net Cash Provided By/(Used In) Financing Activities      431,627      (12,500)
                                                            ---------    ---------

Net Increase In Cash and Cash Equivalents                     228,246       29,790

CASH AND CASH EQUIVALENTS:
     Beginning of Period                                        6,227        3,849
                                                            ---------    ---------
     End of Period                                          $ 234,473    $  33,639
                                                            =========    =========

NON-CASH TRANSACTIONS:
     Acquisition of Software in Accounts Payable            $ 136,210    $       0
                                                            =========    =========


See notes to condensed financial statements


                                       F-17

                               TRAVELNOW.COM INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)


1.   Basis of Presentation

     The accompanying condensed financial statements are unaudited, but in the opinion of management, reflect all adjustments which are necessary for a fair presentation of the Company's operating results for the periods shown. These statements should be read in conjunction with the Company's Form 10-KSB for the year ended March 31, 1999.

     The Company's revenues are comprised principally of commissions paid by travel suppliers related to the online booking of travel reservations for the Company's customers. Commissions earned are recognized for hotel bookings as of the customer's departure date, for car rentals as of the return date, and for airline tickets as of the reservation date, all net of allowances for cancellations and credit risk. Revenues for advertisements on the Company's Web site are recognized during the period the advertisements are displayed.

     Cost of revenues includes the expenses of operating the Company's travel reservation systems, Web site and customer service operations. It also includes commission sharing payments to affiliated Web sites that generate customer reservations through the use of the TravelNow reservation systems. Facilities expense and other indirect items related to the generation of revenue are included in general and administrative expense.

2.   Merger with Sentry Accounting, Inc.

     Pursuant to an Agreement and Plan of Reorganization consummated on July 23, 1999 between TravelNow.com Inc., a Missouri corporation ("TravelNow of Missouri"), and Sentry Accounting, Inc., a Florida corporation ("Old Sentry"), Old Sentry acquired 100% of the issued and outstanding stock of TravelNow of Missouri for 1,475,533 shares of restricted common stock of Old Sentry. The stock exchange ratio was one share of Old Sentry stock for each 1.97 shares of TravelNow of Missouri stock outstanding.

     The acquisition became effective as of July 27, 1999 and TravelNow of Missouri was merged into Old Sentry as of that date. Old Sentry then changed its name to TravelNow.com Inc.

     At the time of the merger, 491,000 shares of Old Sentry common stock were freely transferable or unrestricted and held by Old Sentry shareholders. The total shares outstanding at that point were 1,966,533. On July 28, 1999, the Company issued a stock dividend of approximately 4.25 shares for each share outstanding, increasing the total shares from 1,966,533 to 10,324,304 shares issued and outstanding.

     The former shareholders of TravelNow of Missouri received approximately 75% of the common shares of the combined entity. TravelNow of Missouri is considered the "acquiring" corporation from an accounting standpoint and for SEC reporting purposes. TravelNow's March 31 fiscal year-end was adopted for the combined company.

3.   Restatement of Common Shares Outstanding

     The number of common stock shares outstanding for all periods has been restated on an equivalent basis.

4.   Capital Contributions

     Pursuant to the acquisition of TravelNow of Missouri by Old Sentry, certain stockholders of Old Sentry agreed to make capital contributions to the Company of approximately $500,000. During the period from April 1999 through August 1999, such contributions were received.

5.   Capitalization of Software Development Costs

     The American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires that certain direct costs associated with such software be capitalized and amortized over an appropriate time period. Prior to the effective date of SOP 98-1 and the beginning of its current fiscal year on April 1, 1999, the Company expensed all costs of computer software developed or acquired for internal use.

     During August 1999, the Company began the development of a second generation proprietary software platform for its online reservations systems. The total cost of this new system is expected to be approximately $500,000, including the direct costs of Company personnel devoted to the project, outside consulting fees and purchased software. Through September 30, 1999, the Company has incurred and capitalized $164,455 related to the new system. Of this total, $136,210 represented consulting fees and $28,245 represented internal personnel costs.

6.   Investment in Nippon TravelNow, K.K.

     TravelNow has an ongoing affiliation with a Japanese company. In September 1999, TravelNow invested $42,468 in Nippon TravelNow, K.K., which provides travel reservation services through the Internet to customers primarily in Japan and Asia. This investment represents a 49.0% interest in the Japanese company, and is carried on the equity method. The Japanese company's operations from the date of the investment through September 30, 1999, were not significant to TravelNow's financial position or results of operations.

7.   Stock Options and Common Stock-Based Compensation

     During the three month period ended September 30, 1999, the Company granted options on 530,000 shares of TravelNow common stock to employees. The options have exercise prices ranging from $1.50 per share to $65.00 per share and exercise dates from July 2000 to August 2004 for 500,000 of the shares and September 2000 to September 2006 for 30,000 shares.

     The Company accounts for stock options on an intrinsic value basis under the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no stock-based compensation costs related to stock options have been recognized in the Company's financial statements because the stock options had no intrinsic value at the dates of the grants.

     Under the fair value based method provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, the value of the 530,000 stock options at the grant date is estimated to be $1,134,372, of which $56,984 would be amortized during the three months ended September 30, 1999. Net income would be reduced by the same amount and earnings per share for the three and six months ended September 30, 1999 would be reduced by $0.006 and $0.007, respectively. The amortized costs associated with each of the two remaining quarters of fiscal year 2000 ending on March 31, 2000 would be $170,951 under the provisions of SFAS No. 123.

     Separately, on May 18, 1999, the Company granted stock bonuses to certain employees. Compensation expense of $650,000 was recognized in the Company's statement of operations for the six month period ended September 30, 1999. These bonuses were initially reported in the Company's Form 10-KSB filed on

     October 12, 1999 as 650,000 shares of common stock, restated for events through June 30, 1999. Subsequent to the merger with Old Sentry and the
     4.25 to 1.0 stock dividend described above, the bonuses represent 1,732,233 shares of the 10,324,304 TravelNow common shares currently outstanding.

8.   Income Taxes

     No provision for income taxes has been recorded in the Company's financial statements. The Company has predominantly incurred net losses since inception and has to date not received a tax benefit for such losses. In the opinion of management, the realizability of the Company's deferred tax assets is sufficiently uncertain that a full valuation allowance has been recorded.

9.   Derivative Instruments and Hedging Activities

     The Company is in the process of evaluating the effect, if any, that Statement of Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), will have on its financial position and results of operations.

                          ------------------------------

                         ------------------------------



                               TRAVELNOW.COM INC.


                         510,000 SHARES OF COMMON STOCK

                       TO BE SOLD BY THE HOLDERS THEREOF


                                   ----------
                                   PROSPECTUS
                                   ----------

                                __________ , 2000




                         ------------------------------

                         ------------------------------

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act gives TravelNow the power to indemnify its directors and officers. Our Bylaws provide that:

     The Corporation shall indemnify any director, officer, employee or agent of the Corporation ("Indemnified Person") who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, partner or agent of another corporation, partnership, joint venture, trust of other enterprise, against expenses, judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs of expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling security holders. All of the amounts shown are estimates, except for the SEC Registration Fees.

         Filing Fee ..................................  $  1,633.18
         Legal Fees ..................................  $107,000.00
         Accounting Fees..............................  $ 27,000.00
         Printing Fee.................................  $ 20,000.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     As of March 31, 1996, there were issued 14,600 shares of authorized but previously unissued common stock. Five employees received 9,745 shares in exchange for services, and 4,855 shares were issued to nine shareholders in exchange for cash in the amount of $241,125.00. Then, on September 2, 1996, we authorized a three-for-one stock split bringing the total shares of our common stock outstanding to 43,800 shares. Thereafter on or about February 19, 1997, we issued 38,400 shares of our authorized but unissued common stock to two shareholders for $1.00 per share bringing the total shares issued and outstanding to 82,200.

     Effective on March 21, 1997, we merged with Eleven Twelve Corporation, a Missouri corporation, and underwent a recapitalization. As a result of that merger, one shareholder holding 8,100 shares of our common stock was forced to elect either appraisal rights or the stock's valuation of $1.00 per share. That shareholder did not choose to pursue the statutory right of appraisal but accepted $1.00 per share for each of the 8,100 shares. As a result of the merger and recapitalization on March 21, 1997, twelve shareholders held 41,100 shares of our issued and outstanding common stock, and we received additional cash capital contributions of $7,000.00, for a total of $248,125.00 of capital contributions in cash when added to the previous $241,125.00. In addition to the capital contributions in cash, company promissory notes and trade receivables in the amount of $47,500.00 were forgiven.

     On June 7, 1997, pursuant to an exemption from the registration requirement of the Securities Act of 1933 found in Section 4(2) we issued four thousand (4,000) shares of our common stock in exchange for legal services on June 9, 1997 equal to 532,995 after adjusting for the results of a stock dividend issued on May 25, 1999, the merger effective July 27, 1999 and stock dividend issued July 28, 1999. The recipient, our legal counsel, had adequate access to the information necessary to evaluate the risks attendant to the issuance of those shares and represented that he was acquiring the securities for investment only and not with a view to or for sale in connection with any distribution thereof as reflected by appropriate legends affixed to the securities issued in such transaction.

     On May 18, 1999, we issued 13,000 shares of our authorized but unissued common stock to five employees as a stock bonus. See "Shares Issued As a Stock Bonus."

     Thus, between August 6, 1995, and May 18, 1999, we issued a total of 58,100 shares to eighteen shareholders. The following table reflects the shares of our stock issued in the foregoing transactions after giving effect to the stock dividend on May 25, 1999, the merger on July 27, 1999 and the stock dividend on July 28, 1999. Also included in the table below are 1,800 shares of our common stock issued to a former employee on June 2, 1999 in exchange for $180.00 pursuant to an agreement previously entered into between us and the employee for services rendered by that employee which agreement ended on September 30, 1998.

--------------------------------------------------------------------------------
Number of Shares issued by the Company   Number of shares issued by the Company
between August 6, 1995 and May 25, 1999  between August 6, 1995 and May 25, 1999 adjusted for results of stock dividend
                                        issued on May 25, 1999, Merger effective
                                        July 27, 1999 and stock dividend issued
                                                    July 28, 1999
--------------------------------------------------------------------------------
             58,100                                 7,751,802 (1)
--------------------------------------------------------------------------------

     (1) See the material following the caption "Shares Eligible for Future
Sale."

     These shares were issued pursuant to exemptions from the registration requirements of the Securities act of 1933 found in Section 4(2). Each of the recipients had adequate access to the information necessary to evaluate the risks attendant to the issuance of those shares and represented that he or she was acquiring the securities for investment only and not with any intention for sale in connection with any distribution as reflected by appropriate legends affixed to the securities issued in each of the foregoing transactions.

     On November 17, 1999, pursuant to an exemption from the registration requirement of the Securities Act of 1933 found in Section 4(2), the registrant issued 25,000 shares of our common stock at $10.00 per share for a total offering price of $250,000. The recipient, Finter Bank Z[upsilon]rich, was an accredited investor with adequate access to the information necessary to evaluate the risks attendant to the issuance of those shares and represented that it was acquiring the securities for investment only and not with a view to or for sale in connection with any distribution thereof as reflected by appropriate legends affixed to the securities issued in such transaction.

     On January 5, 2000, pursuant to an exemption from the registration requirement of the Securities Act of 1933 found in Section 4(2), we issued 500,000 shares of Class A Convertible Preferred Stock at a price of $9.00 per share for a total offering price of $4.5 million. The recipient, Raptor Global Portfolio, Ltd., on its own behalf and on behalf of each of the Tudor Entities, was an accredited investor with adequate access to the information necessary to evaluate the risks attendant to the issuance of those shares and represented that it was acquiring the securities for investment only and not with a view to or for sale in connection with any distribution thereof, as reflected by appropriate legends to affixed to the securities issued in such transaction.

     We have not issued any other equity securities during the period covered by this registration statement.

Shares issued as a stock bonus.
-------------------------------

     At a special meeting of shareholders of TravelNow held on May 18, 1999 in which all shareholders were present in person or by proxy, the shareholders of TravelNow unanimously approved the following stock bonuses.



                                                     Stock bonuses issued on May 18,
                                                   1999 adjusted for results of stock
                   Number of Shares approved for     dividend issued on May 25, 1999,
                  stock bonuses by Unanimous Vote   Merger effective July 27, 1999 and
Employee           of Shareholders - May 18, 1999   stock dividend issued July 28, 1999
--------           ------------------------------   -----------------------------------
James Coopedge                 500                               66,624

Chris Lynch                    500                               66,624

Monica Tindal                  100                               13,325

Jeff Wasson                  5,950                              792,830

John Christopher Noble       5,950                              792,830
                             -----                              -------

Total                       13,000                            1,732,233


     These bonuses were discretionary on our part and given in recognition of the dedication of the recipients to their work on our behalf. The recipients represented their intentions to hold the securities for investment only and not with a view to or for sale in connection with any distribution thereof as reflected by appropriate legends affixed to the securities issued in connection with the foregoing stock bonuses.

Shares eligible for future sale.
--------------------------------

     Currently we have authorized, issued and outstanding 10,349,304 shares of our common stock, no par value. Of these shares, 2,572,502 are unrestricted and freely tradeable and 7,776,802 are restricted. In addition, we have authorized, issued and outstanding 500,000 shares of our preferred stock, that are to be automatically converted into our common stock upon the effective date of this registration statement, effective as of the immediately preceding business day. Therefore, upon the effective date of this registration statement, we will have authorized, issued and outstanding 10,859,304 shares of common stock. Of those shares, 3,082,502 will be unrestricted and freely tradeable, and 7,776,802 will be restricted. Of the 7,776,802 restricted shares, 7,751,802 will become eligible for sale in the public market beginning on July 26, 2000 pursuant to Rule 144, and 25,000 will be eligible for sale in the public market beginning on November 17, 2000, pursuant to Rule 144.

     In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year(including the holding period of any prior owner except an affiliate) is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) one percent of the number of total shares of common stock then outstanding (which will equal 108,493 shares based on the shares outstanding as of the date of this filing); or (2) the average weekly trading volume of the common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. The average weekly trading volume on the OTC Bulletin Board for the four week period ending December 31, 1999 was 101,875. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about TravelNow.

ITEM 27. EXHIBITS

Exhibit
Number    Document Name and Location
------    --------------------------
2.0       Plan of acquisition, reorganization, arrangement, liquidation or succession
2.1(b) Agreement and Plan of Reorganization by and between Sentry Accounting, Inc. and TravelNow.com Inc., dated July 23, 1999, incorporated by reference to Exhibit 2.01 to Form 8-K, filed August 11, 1999
3.0       Articles and Bylaws
3.1(a)    Articles of Incorporation filed June 27, 1996
3.2(a) Articles of Amendment to the Articles of Incorporation filed November 25, 1996
3.3(b)    Articles of Amendment to the Articles of Incorporation filed July 27,
          1996
3.4(f) Articles of Amendment to the Articles of Incorporation filed January 5, 2000
3.5(f) Articles of Amendment to the Articles of Incorporation filed January 11, 2000
3.6(a)    Bylaws of Registrant as in effect on August 13, 1999
3.7(e)    Amendment to Bylaws of Registrant on October 4, 1999
4.0       Instruments defining the rights of security holders including indentures
4.1(e)    Form of the Company's common stock certificate
4.2(f) Articles of Amendment to the Articles of Incorporation filed January 11, 2000
5.0       Opinion regarding legality
5.1       Opinion of Shook, Hardy & Bacon L.L.P.
10        Material Contracts
10.1(e) Employment Agreement between the Company and John Christopher Noble, approved October 4, 1999, effective July 27, 1999
10.2 Amended Employment Agreement between the Company and John Christopher Noble, approved December 30,1999, effective January 1, 2000
10.3(e) Employment Agreement between the Company and Jeffery Alan Wasson, approved October 4, 1999, effective July 27, 1999
10.4 Amended Employment Agreement between the Company and Jeffery Alan Wasson, approved December 30,1999, effective January 1, 2000
10.5(e) Employment Agreement between the Company and Christopher R. Kuhn, approved October 4, 1999, effective July 12, 1999
10.6(e) Employment Agreement between the Company and H. Whit Ehrler, approved October 4, 1999, effective August 23, 1999
10.7(e) Stock Option Agreement between the Company and Christopher R. Kuhn, approved October 4, 1999, effective
10.8(e) Stock Option Agreement between the Company and H. Whit Ehrler, approved October 4, 1999, effective August 23, 1999
10.9(e) Stock Option Agreement between the Company and Craig Dayberry, approved October 4, 1999, effective September 23, 1999
10.10(e) Employment Agreement between a former employee of the Company and the Company, approved March 31, 1998, contract ending on September 30, 1998
10.11(e)  Subscription Agreement between SABRE Inc. and the Company
10.12(e)  Agreement by and between THISCO and the Company
10.13(e) Telecommunications Service Agreement between MCI/World.com and the Company
10.14(e) Telecommunications Service Agreement between City Utilities of Springfield, Springfield, Missouri, and the Company
10.15(e) Office lease between the Company as Lessee and Warren Davis Properties II, L.L.C., Lessor, and Addendum thereto dated
10.16(f)  TravelNow.com Inc. Class A Convertible Preferred Stock Purchase
          Agreement

ITEM 27. EXHIBITS CONTINUED

Exhibit
Number    Document Name and Location
---------------------------------------------------------------

16        Letter on change in Certifying Accountant
16.1(d)   Letter regarding change in Certifying Accountant
23.0      Consent of experts and counsel
23.1      Consent of Shook, Hardy & Bacon L.L.P. contained in Exhibit 5
23.2      Consent of Deloitte & Touche LLP
----------

(a)       Filed as an exhibit to Report on Form 10-SB filed February 5, 1999
(b) Filed as an exhibit to Report on Form 8-K filed August 11, 1999 (file no. 0-25357)
(c) Filed as an exhibit to Report on Form 10-QSB filed August 16, 1999 (file no. 0-25357)
(d) Filed as an exhibit to Report on Form 8-K-A filed August 13, 1999 (file no. 0-25357)
(e) Filed as an exhibit to Report on Form 10-KSB filed October 12, 1999 (file no. 0-25357)
(f) Filed as an exhibit to Report on Form 8-K filed January 28, 2000 (file no. 0-25357)


ITEM 28. UNDERTAKINGS

     We undertake to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individual or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering set forth in the "Calculation of Registration Fee" table in the effective Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     We undertake that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

     We undertake to remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time if was declared effective.

     For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Springfield, State of Missouri, on February 4, 2000.


TRAVELNOW.COM INC.

By: /s/ Jeffery Alan Wasson
---------------------------
Jeffery Alan Wasson
Co-Chief Executive Officer, Director


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By: /s/ John Christopher Noble
------------------------------
John Christopher Noble
Co-Chief Executive Officer, Director

Date: February 4, 2000


By: /s/ H. Whit Ehrler
----------------------
H. Whit Ehrler
Chief Financial Officer

Date: February 4, 2000


By: /s/ Bill Perkin
-------------------
Bill Perkin
Director

Date: February 4, 2000


By: /s/ Jerry Rutherford
------------------------
Jerry Rutherford
Director

Date: February 4, 2000